As filed with the Securities and Exchange Commission on May 13, 2005
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )*

                      ACM Managed Dollar Income Fund, Inc.
                       (Name of Subject Company (Issuer))

                      ACM Managed Dollar Income Fund, Inc.
                  (Name of Filing Persons (Offeror and Issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    000949107
                      (CUSIP Number of Class of Securities)

                                 Mark R. Manley
                        Alliance Capital Management L.P.
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000

          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:
                          Patricia A. Poglinco, Esquire
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee
================================================================================
     Transaction Valuation                               Amount of Filing Fee
--------------------------------------------------------------------------------
         $8,935,479.95 (a).............................      $1,051.71(b)
================================================================================
(a) Calculated as the aggregate maximum purchase price to be paid for 1,135,385 shares in the offer, based upon the net asset value per share of $7.87 at May 11, 2005.
(b)  Calculated as the Transaction Valuation multiplied by 0.00011770.

[_]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[_]  Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
================================================================================

                             Introductory Statement

     This Tender Offer Statement on Schedule TO relates to an offer by ACM Managed Dollar Income Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 1,135,385 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)     Offer to Purchase, dated May 13, 2005.

(a)(1)(i)(A)  Consent of Ernst & Young LLP, dated May 13, 2005.

(a)(1)(ii)    Form of Letter of Transmittal.

(a)(1)(iii) Form W-9, Form W-8BEN, and Form W-8IMY - not being filed available at http:\\www.irs.gov

(a)(1)(iv)    Form of Notice of Guaranteed Delivery.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)   Form of Letter to Stockholders Who Have Requested Information.

(a)(2)        None.

(a)(3)        Not Applicable.

(a)(4)        Not applicable.

(a)(5)(i)     Advertisement printed in The Wall Street Journal on May 13, 2005.

(a)(5)(ii) Press release issued on May 10, 2005 (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on May 11, 2005).

(a)(5)(iii) Press release issued on March 14, 2005. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on May 11, 2005).

(a)(5)(iv) Press release issued on December 14, 2004. (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on May 11, 2005).

(b)           None.

(d)           Advisory Agreement between ACM Managed Dollar Income Fund, Inc.
              and Alliance Capital Management L.P. dated October 22, 1993 (Previously filed as Exhibit (c)(1) to the Fund's Schedule 13E-4 submitted via EDGAR on May 8, 1997).

(g)           None.

(h)           None.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ACM MANAGED DOLLAR INCOME FUND, INC.


                               /s/ Mark R. Manley
                               ------------------------------------------
                               Name: Mark R. Manley
                               Title: Secretary

Dated: May 13, 2005


00250.0158 #566841

                                                               Exhibit (a)(1)(i)

                      ACM MANAGED DOLLAR INCOME FUND, INC.

               OFFER TO PURCHASE FOR CASH 1,135,385 OF ITS ISSUED
               AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

--------------------------------------------------------------------------------
           THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME ON
                  JUNE 10, 2005, UNLESS THIS OFFER IS EXTENDED.
--------------------------------------------------------------------------------

To the Stockholders of ACM Managed Dollar Income Fund, Inc.:

ACM Managed Dollar Income Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), is offering to purchase 1,135,385 of its issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), to fulfill an undertaking made in connection with the initial public offering of the Shares. See Section 2. The offer is for cash at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the Shares are traded (the "NYSE"), on the date after the date the offer expires, and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). The Offer will expire at 12:00 Midnight Eastern Time on June 10, 2005, unless extended. The Shares are traded on the NYSE under the symbol "ADF". The NAV as of the close of the regular trading session of the NYSE on May 11, 2005 was $7.87 per Share. During the pendency of the Offer, current NAV quotations can be obtained from D.F King & Co., Inc. (the "Information Agent"), by calling (800) 859-8509 between the hours of 9:00 a.m. and 8:00 p.m. Eastern Time, Monday through Friday (except holidays).

           THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 3.

                              IMPORTANT INFORMATION

Stockholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it together with the Shares (in proper certificated or uncertificated form), any other documents required by the Letter of Transmittal, and a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. Depositary (the "Processing Fee"); or (2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Stockholders who desire to tender Shares registered in the name of such a firm must contact that firm to effect a tender on their behalf. Tendering Stockholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by such a firm for processing the tender(s). The Fund reserves the absolute right to reject tenders determined not to be in appropriate form or not accompanied by the Processing Fee.

If you do not wish to tender your Shares, you need not take any action.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS NOR ALLIANCE CAPITAL MANAGEMENT L.P. (THE "INVESTMENT ADVISER") MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND, ITS BOARD OF DIRECTORS OR THE INVESTMENT ADVISER AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS BOARD OF DIRECTORS OR THE INVESTMENT ADVISER. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

                   EQUISERVE TRUST COMPANY, N.A., DEPOSITARY

                        Telephone Number: (800) 219-4218

                           By Registered, Certified Or Express
 By First Class Mail:            Mail or Overnight Courier:               By Hand:
EquiServe Trust Company, N.A.   EquiServe Trust Company, N.A.            Equiserve
   Attn: Corporate Actions         Attn: Corporate Actions         Attn: Corporate Actions
       P.O. Box 859208               161 Bay State Drive        17 Battery Place, 11th Floor
  Braintree, MA 02185-9208           Braintree, MA 02184              New York, NY 10004

                    D.F. KING & CO., INC., INFORMATION AGENT

                                 48 Wall Street
                            New York, New York 10005

                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll-Free: (800) 859-8509

                               SUMMARY TERM SHEET

               (Section references are to this Offer to Purchase)

This Summary Term Sheet highlights certain information concerning this tender offer. To understand the offer fully and for a more complete discussion of the terms and conditions of the offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the tender offer?

      o ACM Managed Dollar Income Fund, Inc. (the "Fund") is offering to purchase 1,135,385 of its shares of Common Stock for cash at a price per share equal to the per share net asset value as of the close of the regular trading session of the NYSE on June 13, 2005 (or, if the offer is extended, on the date after the date to which the offer is extended) upon specified terms and subject to conditions as set forth in the tender offer documents.

When will the tender offer expire, and may the offer be extended?

      o The tender offer will expire at 12:00 Midnight Eastern Time on June 10, 2005, unless extended. The Fund may extend the period of time the offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the offer otherwise would have expired. See Section 15.

What is the net asset value per Fund share and the closing sale price on the NYSE per Fund share as of a recent date?

      o As of May 11, 2005, the net asset value per share was $7.87 and the closing sale price per share was $7.67. See Section 8 of the Offer to Purchase for details. During the pendency of the tender offer, current net asset value quotations can be obtained from D.F. King & Co., Inc. by calling (800) 859-8509 between 9:00 a.m. and 8:00 p.m. Eastern Time, Monday through Friday (except holidays). You can find the current market price per share, as quoted on the NYSE, under the symbol "ADF".

Will the net asset value be higher or lower on the date that the price to be paid for tendered shares is to be determined?

      o     No one can accurately predict the net asset value at a future date.

What happens if I tender my shares and the net asset value on the date of determination of the tender price is lower than the then current market price per share on the NYSE?

      o You would receive less money for your shares than if you had sold them on the NYSE.

How do I tender my shares?

      o If your shares are registered in your name, you should obtain the tender offer materials, including the Offer to Purchase and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by EquiServe Trust Company, N.A., the Depositary, in proper form before 12:00 Midnight Eastern Time on June 10, 2005 (unless the tender offer is extended by the Fund in which case the new deadline will be as stated in the public announcement of the extension). If your shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name"), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by June 10, 2005 (or if the offer is extended, the expiration date as extended). See Section 4.

Is there any cost to me to tender?

      o There is a $25.00 processing fee per tendering stockholder. A tender will not be a proper one unless a check payable to EquiServe Trust Company, N.A. for this fee accompanies the tender documents submitted to EquiServe Trust Company, N.A. The processing fee will be refunded only if no shares tendered are purchased pursuant to the offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies. See the Letter of Transmittal.

May I withdraw my shares after I have tendered them and, if so, by when?

      o Yes, you may withdraw your shares at any time prior to 5:00 P.M. Eastern Time on June 14, 2005 (or if the offer is extended, at any time prior to 5:00 P.M. Eastern Time on the second day on which the NYSE is open for trading after the new expiration date). Withdrawn shares may be re-tendered by following the tender procedures before the offer expires (including any extension period). In addition, if shares tendered have not by then been accepted for payment, you may withdraw your tendered shares at any time after July 11, 2005. See
            Section 5.

How do I withdraw tendered shares?

      o A notice of withdrawal of tendered shares must be timely received by EquiServe Trust Company, N.A., which specifies the name of the stockholder who tendered the shares, the number of shares being withdrawn (which must be all of the shares tendered) and, as regards share certificates which represent tendered shares that have been delivered or otherwise identified to EquiServe Trust Company, N.A., the name of the registered owner of such shares if different than the person who tendered the shares. See Section 5.

May I place any conditions on my tender of shares?

      o     No.

Is there a limit on the number of shares I may tender?

      o No. Also, your tender will be proper only if you tender all Fund shares you own or which you are considered to own under specified federal tax rules. See Sections 1 and 14.

What if more than 1,135,385 shares are tendered (and not timely withdrawn)?

      o The Fund will purchase duly tendered shares from tendering stockholders pursuant to the terms and conditions of the tender offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each stockholder (and not timely withdrawn), unless the Fund determines not to purchase any shares. The Fund's present intention, if the tender offer is oversubscribed, is not to purchase more than 1,135,385 shares. See
            Section 1.

If I decide not to tender, how will the tender offer affect the Fund shares I hold?

      o Your percentage ownership interest in the Fund will increase after completion of the tender offer. See Section 11.

Does the Fund have the financial resources to make payment?

      o     Yes.

If shares I tender are accepted by the Fund, when will payment be made?

      o It is contemplated, subject to change, that payment for tendered shares, if accepted, will be made on or about June 21, 2005. See
            Section 6.

Is my sale of shares in the tender offer a taxable transaction?

      o For most stockholders, yes. All U.S. stockholders, other than those who are tax-exempt, who sell shares in the tender offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares. The sale date for tax purposes will be the date the Fund accepts shares for purchase. See Section 14 for details, including the nature of the income or loss and the differing rules for U.S. and non-U.S. stockholders. Please consult your tax advisor as well.

Is the Fund required to complete the tender offer and purchase all shares tendered up to the number of shares tendered for?

      o Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any shares tendered as described in Section 3.

Is there any reason shares tendered would not be accepted?

      o In addition to those circumstances described in Section 3 in which the Fund is not required to accept tendered shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. Tenders will be rejected if all shares actually and constructively (as determined under the Internal Revenue Code) owned by the tendering stockholder are not tendered or if the tender does not include original signature(s) or the original of any required signature guarantee(s).

How will tendered shares be accepted for payment?

      o Properly tendered shares, up to the number tendered for, will be accepted for payment by a determination of the Fund's Board of Directors followed by notice of acceptance to EquiServe Trust Company, N.A. which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 6.

What action need I take if I decide not to tender my shares?

      o     None.

Does management encourage stockholders to participate in the tender offer, and will they participate in the tender offer?

      o No. Neither the Fund, its Board of Directors nor the Fund's investment adviser is making any recommendation to tender or not to tender shares in the tender offer. No director or officer of the Fund intends to tender shares. See Section 10.

Will this be my last opportunity to tender shares to the Fund?

      o Under the terms of the Fund's original prospectus undertaking, the Fund is also to conduct a tender offer during each year after 2005, subject to a policy that the Fund would not proceed with a tender offer in a particular year if Fund shares have traded on the NYSE during a specified 12 week period (the "Measurement Period") at an average price at or above their net asset value ("NAV") or at an average discount from NAV of less than 3%, determined on the basis of the average market price per share and discounts as of the last trading day in each week. The Measurement Period is required to commence on a date designated by the Fund's Board of Directors which shall be no later than the end of the first calendar quarter of that year. Pursuant to the undertaking, the Fund may, but is not required to, conduct other tender offers. See Section 2.

How do I obtain information?

      o Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents should be directed to D.F. King & Co., Inc. the Information Agent for the tender offer, at (800) 859-8509 (Toll-Free) or (212) 269-5550 (Call Collect). If you do not own shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----

Summary Term Sheet........................................................   2

 1. Price; Number of Shares...............................................   7

 2. Purpose of the Offer; Plans or Proposals of the Fund..................   7

 3. Certain Conditions of the Offer.......................................   8

 4. Procedures for Tendering Shares.......................................   9

    a.  Proper Tender of Shares...........................................   9

    b.  Signature Guarantees and Method of Delivery.......................   9

    c.  Dividend Reinvestment Plan........................................  10

    d.  Book-Entry Delivery...............................................  10

    e.  Guaranteed Delivery...............................................  10

    f.  Determinations of Validity........................................  11

    g.  United States Federal Income Tax Withholding......................  11

 5. Withdrawal Rights.....................................................  11

 6. Payment for Shares....................................................  12

 7. Source and Amount of Funds............................................  13

 8. Price Range of Shares; Dividends/Distributions........................  13

 9. Selected Financial Information........................................  14

10. Interest of Directors, Executive Officers and Certain Related Persons.  15

11. Certain Effects of the Offer..........................................  16

12. Certain Information about the Fund....................................  16

13. Additional Information................................................  16

14. Certain United States Federal Income Tax Consequences.................  18

15. Amendments; Extension of Tender Period; Termination...................  19

16. Miscellaneous.........................................................  20

Exhibit A: Audited Financial Statements of the Fund for the
Fiscal Years ended September 30, 2004 and September 30, 2003..............  21

      1. Price; Number of Shares. Upon the terms and subject to the conditions of the Offer, the Fund will accept for payment and purchase for cash up to 1,135,385 of its issued and outstanding Shares that are properly tendered prior to 12:00 Midnight Eastern Time on June 10, 2005 (and not withdrawn in accordance with Section 5). The Fund reserves the right to amend, extend or terminate the Offer. See Sections 3 and 15. The Fund will not be obligated to purchase Shares pursuant to the Offer under certain circumstances. See Section 3. The later of June 10, 2005 or the latest date to which the Offer is extended is hereinafter called the "Expiration Date." The purchase price of the Shares will be their NAV per Share determined as of the close of the regular trading session of the NYSE on the date after the Expiration Date. The Fund will not pay interest on the purchase price under any circumstances. The NAV as of the close of the regular trading session of the NYSE on May 11, 2005 was $7.87 per Share. During the pendency of the Offer, current NAV quotations can be obtained from the Depositary by calling (800) 219-4218 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

      The Offer is being made to all Stockholders and is not conditioned upon Stockholders tendering in the aggregate any minimum number of Shares. Pursuant to the Fund's Prospectus dated October 22, 1993 (the "Prospectus"), however, a Stockholder wishing to accept the Offer is required to tender all (but not less than all) Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended (the "Code"), as of the date of purchase of Shares by the Fund pursuant to the Offer. See Section 14 concerning the tax consequences of tendering Shares.

      If more than 1,135,385 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 5), unless the Fund determines not to purchase any Shares, the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by or on behalf of each Stockholder (and not so withdrawn). If Shares duly tendered by or on behalf of a Stockholder include Shares held pursuant to the Fund's Dividend Reinvestment Plan, the proration will be applied first with respect to other Shares tendered and only thereafter, if and as necessary, with respect to Shares held pursuant to that Plan.

      On May 11, 2005, there were 22,707,703 Shares issued and outstanding, and there were 864 holders of record of Shares. Certain of these holders of record were brokers, dealers, commercial banks, trust companies and other institutions that held Shares in nominee name on behalf of multiple beneficial owners.

      2. Purpose of the Offer; Plans or Proposals of the Fund. The purpose of the Offer is to fulfill an undertaking made in connection with the initial public offering of the Shares, as set forth in the Fund's Prospectus. In the Prospectus, the Fund indicated that, in recognition of the possibility that the Shares might trade at a discount to NAV, the Fund's Board of Directors (the "Board of Directors" or the "Board") had determined that it would be in the interest of Stockholders to take action to attempt to reduce or eliminate a market value discount from NAV.

      In this regard, in the Prospectus, the Fund undertook to conduct a tender offer for Shares during the second quarter of 1995 and each year thereafter subject to a policy that the Fund would not proceed with the tender offer in a particular year if Shares have traded on the principal securities exchange where Shares are listed (at present the NYSE) at an average price at or above NAV or at an average discount from NAV of less than 3% determined on the basis of the average market prices per Share and discounts as of the last trading day in each week (a "weekly valuation day") during a period of 12 calendar weeks of the relevant year (the "Measurement Period"). The Measurement Period is required to commence on a date designated by the Fund's Board of Directors which shall be no later than the end of the first calendar quarter of that year. At the December 2004 Regular Meeting, the Board fixed as the Measurement Period for purposes of determining whether a mandatory tender offer was required to be conducted during the second quarter of 2005, the 12 weeks ended March 11, 2005. The average trading price of the Shares on the weekly valuation days during the Measurement Period was approximately $7.89 per Share, and the average NAV per Share on the same days was approximately $8.18, reflecting an average discount of 3.55%. Accordingly, the Fund is conducting the Offer.

      In addition to tender offers pursuant to the above-described undertaking, the Board considers from time to time more frequent tender offers for Shares and may consider other steps to reduce or eliminate the Fund's market value discount from NAV such as open market repurchases of Shares. There can be no assurance that the Board will authorize any such action. There can also be no assurance that the Offer, other Share tender offers, Share repurchases or other steps will result in the Shares trading at a price that approximates or is equal to their NAV. The market price of the Shares will be determined by, among other things, the relative demand for and supply of Shares in the market, the Fund's investment performance, the Fund's dividends and yield, and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives.

      Except as set forth above, as referred to in Section 7 or the last paragraph of Section 10, or in connection with the operation of the Fund's Dividend Reinvestment Plan, the Fund does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in (a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (b) other than in connection with transactions in the ordinary course of the Fund's operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Fund or any of its subsidiaries; (c) any material change in the Fund's present dividend rate or policy, or indebtedness or capitalization of the Fund; (d) any change in the composition of the Board or management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (e) any other material change in the Fund's corporate structure or business, including any plans or proposals to make any changes in the Fund's investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the "1940 Act"); (f) any class of equity securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (g) any class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the "Exchange Act"); (h) the suspension of the Fund's obligation to file reports pursuant to Section 15(d) of the Exchange Act; (i) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund; or (j) any changes in the Fund's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

      3. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer or the Prospectus, the announced policy of the Board, which may be changed by the Board, is that the Fund will not purchase Shares pursuant to the Offer if (a) such transaction, if consummated, would (i) result in the delisting of the Shares from the NYSE (the NYSE having advised the Fund that it would consider delisting if the aggregate market value of the outstanding publicly held Shares is less than $5,000,000, the number of publicly held Shares falls below 600,000 or the number of round-lot holders falls below 1,200) or (ii) impair the Fund's status as a regulated investment company under the Code (which would make the Fund a taxable entity, causing the Fund's income to be taxed at the corporate level in addition to the taxation of Stockholders who receive dividends from the Fund); (b) the Fund would not be able to liquidate portfolio securities in an orderly manner and consistent with the Fund's investment objective and policies in order to purchase Shares tendered pursuant to the Offer; (c) there is any (i) material legal action or proceeding instituted or threatened which challenges, in the Board's judgment, the Offer or otherwise materially adversely affects the Fund, (ii) suspension of or limitation on prices for trading securities generally on the NYSE or any foreign exchange on which portfolio securities of the Fund are traded, (iii) declaration of a banking moratorium by Federal, state or foreign authorities or any suspension of payment by banks in the United States, New York State or in a foreign country which is material to the Fund, (iv) limitation which affects the Fund or the issuers of its portfolio securities imposed by Federal, state or foreign authorities on the extension of credit by lending institutions or on the exchange of foreign currencies, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any foreign country that is material to the Fund, or (vi) other event or condition which, in the Board's judgment, would have a material adverse effect on the Fund or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (d) the Board determines that effecting the transaction would constitute a breach of their fiduciary duty owed the Fund or its stockholders. The Board may modify these conditions in light of experience.

      The foregoing conditions are for the Fund's sole benefit and may be asserted by the Fund regardless of the circumstances giving rise to any such condition (including any action or inaction of the Fund), and any such condition may be waived by the Fund, in whole or in part, at any time and from time to time in its reasonable judgment. The Fund's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section 3 shall be final and binding.

      The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. See Section 15.

      4. Procedures for Tendering Shares.

      a. Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal bearing original signature(s) and the original of any required signature guarantee(s), all Shares actually, or as determined under Section 318 of the Code constructively, owned by the tendering Stockholder (see Sections 1 and 14) (in proper certificated or uncertificated form), any other documents required by the Letter of Transmittal and the Processing Fee must be received by the Depositary at the appropriate address set forth on page 2 of this Offer before 12:00 Midnight Eastern Time on the Expiration Date. Letters of Transmittal and certificates representing tendered Shares should not be sent or delivered to the Fund. Stockholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf.

      Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (a) Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Fund within the period specified in the Offer, or (b) an equivalent security and, upon the acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to the Fund prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

      The acceptance of Shares by the Fund for payment will constitute a binding agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer, including the tendering Stockholder's representation that the Stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

      b. Signature Guarantees and Method of Delivery. No signature guarantee is required if (a) the Letter of Transmittal is signed by the registered holder(s) (including, for purposes of this document, any participant in The Depository Trust Company ("DTC") book-entry transfer facility whose name appears on DTC's security position listing as the owner of Shares) of the Shares tendered thereby, unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (b) the Shares tendered are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity and which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal.

      If the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

      If any of the Shares tendered thereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

      If any of the tendered Shares are registered in different names (including Shares constructively owned by the tendering Stockholder as determined under
Section 318 of the Code which must also be tendered--see Sections 1 and 14), it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

      If the Letter of Transmittal or any certificates for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority so to act must be submitted.

      If the Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted therewith, no endorsements of certificates or separate stock powers with respect to such Shares are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

      If the Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Section 6.

      c. Dividend Reinvestment Plan. EquiServe Trust Company, N.A., the Fund's Transfer Agent, holds Shares in uncertificated form for certain Stockholders pursuant to the Fund's Dividend Reinvestment Plan. In addition to tendering all of their other Shares, Stockholders wishing to accept the Offer must tender all such uncertificated Shares. See Section 1 concerning the manner in which any necessary proration will be made.

      d. Book-Entry Delivery. The Depositary has established an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the DTC system may make book-entry delivery of tendered Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for such transfers. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at DTC, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), or an Agent's Message (as defined below) in connection with a book-entry transfer, any other documents required by the Letter of Transmittal and the Processing Fee, must in any case be received by the Depositary prior to 12:00 Midnight Eastern Time on the Expiration Date at one of its addresses set forth on page 2 of this Offer, or the tendering Stockholder must comply with the guaranteed delivery procedures described below.

      The term "Agent's Message" means a message from DTC transmitted to, and received by, the Depositary forming a part of a timely confirmation of a book-entry transfer of Shares (a "Book-Entry Confirmation") which states that
(a) DTC has received an express acknowledgment from the DTC participant tendering the Shares that are the subject of the Book-Entry Confirmation, (b) the DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (c) the Fund may enforce such agreement against the DTC participant.

      Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the Depositary.

      e. Guaranteed Delivery. Notwithstanding the foregoing, if a Stockholder desires to tender Shares pursuant to the Offer and the certificates for the Shares to be tendered are not immediately available, or time will not permit the Letter of Transmittal and all documents required by the Letter of Transmittal to reach the Depositary prior to 12:00 Midnight Eastern Time on the Expiration Date, or a Stockholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, then such Stockholder's Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

            (i) the tender is made by or through an Eligible Institution; and

            (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is received by the Depositary prior to 12:00 Midnight Eastern Time on the Expiration Date; and

            (iii) the certificates for all such tendered Shares, in proper form for transfer, or a Book-Entry Confirmation with respect to such Shares, as the case may be, together with a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s) (or, in the case of a book-entry transfer, an Agent's Message), any documents required by the Letter of Transmittal and the Processing Fee, are received by the Depositary prior to 5:00 P.M. Eastern Time on the second NYSE trading day after the date of execution of the Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution and a representation that the Stockholder owns the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

      THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IF DOCUMENTS ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. Stockholders have the responsibility to cause their Shares tendered (in proper certificated or uncertificated form), the Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal and the Processing Fee, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

      Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s) or, in the case of a book-entry transfer, an Agent's Message, any other documents required by the Letter of Transmittal and the Processing Fee.

      f. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or not accompanied by the Processing Fee or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of the Fund's counsel, accepting, purchasing or paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or Stockholder(s). The Fund's interpretations of the terms and conditions of the Offer shall be final and binding.

      NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE INVESTMENT ADVISER, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

      g. United States Federal Income Tax Withholding. To prevent the imposition of U.S. federal backup withholding tax equal to 28% of the gross payments made pursuant to the Offer, prior to such payments each Stockholder accepting the Offer who has not previously submitted to the Fund a correct, completed and signed Internal Revenue Service ("IRS") Form W-9 ("Form W-9") (for U.S. Stockholders) or IRS Form W-8BEN ("Form W-8BEN") (or, if appropriate, Form W-8IMY ("Form W-8IMY")) (for non-U.S. Stockholders), or otherwise established an exemption from such withholding, must submit the appropriate form to the Depositary. See Section 14.

      Under certain circumstances (see Section 14), the Depositary will withhold a tax equal to 30% of the gross payments payable to a non-U.S. Stockholder unless the Depositary determines that a reduced rate of withholding or an exemption from withholding is applicable. (Exemption from backup withholding tax does not exempt a non-U.S. Stockholder from the 30% withholding tax.) For this purpose, a "Non-U.S. Stockholder", is, in general, a Stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of the source of such income, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. The Depositary will determine a Stockholder's status as a Non-U.S. Stockholder and the Stockholder's eligibility for a reduced rate of, or an exemption from, withholding by reference to any outstanding certificates or statements concerning such eligibility, unless facts and circumstances indicate that such reliance is not warranted. A Non-U.S. Stockholder that has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such Stockholder may be eligible should consider doing so in order to avoid over-withholding. See
Section 14.

      5. Withdrawal Rights. At any time prior to 5:00 P.M. Eastern Time on the second day on which the NYSE is open for trading after the Expiration Date, and, if the Shares have not by then been accepted for payment by the Fund, at any time after July 11, 2005, any Stockholder may withdraw all, but not less than all, of the Shares that the Stockholder has tendered.

      To be effective, a written notice of withdrawal of Shares tendered must be timely received by the Depositary at the appropriate address set forth on page 2 of this Offer. Stockholders may also send a facsimile transmission notice of withdrawal, which must be timely received by the Depositary at (781) 380-3388, and the original notice of withdrawal must be delivered to the Depositary by overnight courier or by hand the next day. Any notice of withdrawal must specify the name(s) of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn (which may not be less than all of the Shares tendered by the Stockholder-see Sections 1 and 14) and, if one or more certificates representing such Shares have been delivered or otherwise identified to the Depositary, the name(s) of the registered owner(s) of such Shares as set forth in such certificate(s) if different from the name(s) of the person tendering the Shares. If one or more certificates have been delivered to the Depositary, then, prior to the release of such certificate(s), the certificate number(s) shown on the particular certificate(s) evidencing such Shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

      All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 prior to 12:00 Midnight Eastern Time on the Expiration Date. Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer will be irrevocable.

      NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE INVESTMENT ADVISER, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY NOTICE OF WITHDRAWAL, NOR SHALL ANY OF THEM INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

      6. Payment for Shares. For purposes of the Offer, the Fund will be deemed to have accepted for payment and purchased Shares that are tendered (and not withdrawn in accordance with Section 5 pursuant to the Offer) when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Under the Exchange Act, the Fund is obligated to pay for or return tendered Shares promptly after the termination, expiration or withdrawal of the Offer. Upon the terms and subject to the conditions of the Offer, the Fund will pay for Shares properly tendered as soon as practicable after the Expiration Date. The Fund will make payment for Shares purchased pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary, which will make payment to Stockholders promptly as directed by the Fund. The Fund will not pay interest on the purchase price under any circumstances.

      In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of: (a) a Letter of Transmittal properly completed and bearing original signature(s) and any required signature guarantee(s), (b) such Shares (in proper certificated or uncertificated form),
(c) any other documents required by the Letter of Transmittal, and (d) the Processing Fee. Stockholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering Stockholder. The Fund will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. The Fund may not be obligated to purchase Shares pursuant to the Offer under certain conditions. See Section 3.

      Any tendering Stockholder or other payee who has not previously submitted a correct, completed and signed Form W-8BEN (or, if appropriate, Form W-8IMY) or Form W-9, as necessary, and who fails to complete fully and sign either the Form W-8BEN (or, if appropriate, Form W-8IMY) or Substitute Form W-9 in the Letter of Transmittal and provide that form to the Depositary, may be subject to federal backup withholding tax of 28% of the gross proceeds paid to such Stockholder or other payee pursuant to the Offer. See Section 14 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering Non-U.S. Stockholders.

      7. Source and Amount of Funds. The total cost to the Fund of purchasing 1,135,385 of its issued and outstanding Shares pursuant to the Offer would be $8,935,480 (based on a price per Share of $7.87, the NAV as of the close of the regular trading session of the NYSE on May 11, 2005). On May 11, 2005, the aggregate value of the Fund's net assets was $178,778,788.

      To pay the aggregate purchase price of Shares accepted for payment pursuant to the Offer, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. The selection of which portfolio securities to sell, if any, will be made by the Investment Adviser, taking into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. The Fund reserves the right to finance a portion of the Offer through temporary borrowing.

      The purchase of Shares by the Fund will decrease the net assets of the Fund and, therefore, have the effect of increasing the Fund's expense ratio. In addition, the purchases may have an adverse effect on the Fund's investment performance.

      Because the Fund may sell portfolio securities to raise cash for the purchase of Shares, during the pendency of the Offer, and possibly for a short time thereafter, the Fund may hold a greater than normal percentage of its assets in cash and cash equivalents, which would tend to decrease the Fund's net income. As of May 11, 2005, cash and cash equivalents constituted approximately 1% of the Fund's total assets.

      Under some market circumstances, it may be necessary for the Fund to raise cash by liquidating portfolio securities in a manner that could reduce the market value of such securities and, thus, reduce both the NAV of the Shares and the proceeds from the sale of such securities. Liquidating portfolio securities, if necessary, may also lead to the premature disposition of portfolio investments and additional transaction costs. Depending upon the timing of such sales, any such decline in NAV may adversely affect any tendering Stockholders whose Shares are accepted for purchase by the Fund, as well as those Stockholders who do not sell Shares pursuant to the Offer. Stockholders who retain their Shares may be subject to certain other effects of the Offer. See
Section 11.

      8. Price Range of Shares; Dividends/Distributions. The following table sets forth, for the periods indicated, the high and low NAVs per Share and the high and low closing sale prices per Share as reported on the NYSE Composite Tape, and the amounts of cash dividends/distributions per Share paid during such periods.

                                           Net Asset Value         Market Price
                                           ---------------        --------------      Dividends/
                                           High       Low         High       Low     Distributions
                                           ----       ---         ----       ---     -------------
Fiscal Year (ending September 30)

2003
  1st Quarter                              6.88       6.33        7.60       6.29        .2175
  2nd Quarter                              7.99       6.91        8.50       7.31        .1875
  3rd Quarter                              7.70       7.08        8.46       7.28        .2025
  4th Quarter                              8.04       7.61        8.49       7.82        .2025

2004
  1st Quarter                              8.29       7.95        8.58       8.02        .2125
  2nd Quarter                              8.11       7.12        8.56       6.87        .2600
  3rd Quarter                              7.93       7.43        8.24       7.66        .2025
  4th Quarter                              8.19       7.87        8.03       7.73        .1240

2005
  1st Quarter                              8.27       7.84        7.98       7.34        .1695
  2nd Quarter (through May 11, 2005)       7.95       7.83        7.70       7.51        .2825

      As of the close of business on May 11, 2005, the Fund's NAV was $7.87 per Share, and the high, low and closing prices per Share on the NYSE on that date were $7.71, $7.61 and $7.67, respectively. During the pendency of the Offer, current NAV quotations can be obtained by contacting the Depositary in the manner indicated in Section 1.

      The tendering of Shares, unless and until Shares tendered are accepted for payment and purchase, will not affect the record ownership of any such tendered Shares for purposes of entitlement to any dividends payable by the Fund.

      9. Selected Financial Information. Set forth below is a summary of selected financial information for the Fund as of and for the fiscal years ended September 30, 2004 and September 30, 2003. The information with respect to the two fiscal years has been excerpted from the Fund's audited financial statements contained in its Annual Reports to Stockholders for these years. A copy of the two audited statements is included as Exhibit A to this Offer to Purchase. The summary of selected financial information set forth below is qualified in its entirety by reference to such statements and the financial information, the notes thereto and related matter contained therein.

                    SUMMARY OF SELECTED FINANCIAL INFORMATION

                         For the Period Indicated Below

                                                                        Year Ended            Year Ended
                                                                    September 30, 2004   September 30, 2003
                                                                    ------------------   ------------------
                                                                        (Audited)             (Audited)
                                                                    ------------------   ------------------
STATEMENT OF ASSETS AND LIABILITIES
(AT END OF PERIOD)
  Total assets ...................................................    $   229,737,177     $   254,741,146
  Total liabilities ..............................................         51,001,685          81,559,479
  Net assets .....................................................    $   178,735,492     $   173,181,667
  Net asset value per Share ......................................    $          7.87     $          7.68
  Shares outstanding .............................................         22,697,719          22,540,621

STATEMENT OF OPERATIONS
  Investment income ..............................................    $    19,723,717     $    20,942,886
  Expenses .......................................................          2,544,505           2,649,271
                                                                      ---------------     ---------------
  Net investment income ..........................................         17,179,212          18,293,615
  Net gain (loss) on investment transactions .....................          5,218,642          46,957,017
                                                                      ---------------     ---------------
  Net increase (decrease) in net assets from operations ..........    $    22,397,854     $    65,250,632
                                                                      ===============     ===============

SELECTED DATA FOR A SHARE OF COMMON STOCK
  OUTSTANDING THROUGHOUT EACH PERIOD

  Income From Investment Operations
    Net investment income (a) ....................................    $          0.76     $          0.81
    Net realized and unrealized gain (loss) on investment
      and option transactions ....................................               0.23                2.10
                                                                      ---------------     ---------------
    Net increase (decrease) in net asset value from operations ...               0.99                2.91
                                                                      ---------------     ---------------
    Dividends and Distributions
    Dividends from net investment income .........................              (0.80)              (0.81)
    Total dividends and distributions ............................              (0.80)              (0.81)
                                                                      ---------------     ---------------
    Net asset value, end of period ...............................    $          7.87     $          7.68
                                                                      ---------------     ---------------
    Market value, end of period ..................................    $          7.87     $          8.15
                                                                      ---------------     ---------------

RATIOS
    Expenses to average net assets ...............................               1.44%               1.72%
    Expenses to average net assets excluding interest expense                    1.15%               1.21%
    Net investment income to average net assets ..................               9.76%              11.88%

                         For the Period Indicated Below

                                                    Year Ended            Year Ended
                                                September 30, 2004    September 30, 2003
                                                ------------------    ------------------
                                                     (Audited)            (Audited)
                                                ------------------    ------------------
TOTAL INVESTMENT RETURN
  Total investment return based on: (b)
  Market value ...........................             6.91%                45.71%
  Net asset value ........................            13.45%                54.77%

----------
(a)   Based on average shares outstanding
(b) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of the period reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Generally, total investment return based on net asset value will be higher than the total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on the net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total investment return calculated for a period of less than one full year is not annualized.

      10. Interest of Directors, Executive Officers and Certain Related Persons. The directors and executive officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owns is set forth in the table below. The address of each of them is in care of the Fund at 1345 Avenue of the Americas, New York, New York 10105, Telephone: (212) 969-1000. It is the policy of the Boards of Directors of all registered investment companies to which the Investment Adviser provides investment advisory services, including the Fund, (collectively, the "Alliance Fund Complex") that each Director will invest specified minimum amounts and an overall total of at least $150,000 in shares of investment companies, within the Alliance Fund Complex. As of May 11, 2005, the directors of the Fund as a group beneficially owned less than 1% of the Shares. As of May 11, 2005 the Investment Adviser owned 0 Shares.

                                                                   Number of              Percentage of
                                                              Shares Beneficially     Shares Beneficially
Name and Position                                                    Owned                   Owned
-----------------                                             -------------------     -------------------
Mark O. Mayer, President and Director                                   0                         0%
Philip J. Kirstein, Senior Vice President and Independent
  Compliance Officer                                                    0                         0
Paul J. DeNoon, Vice President                                          0                         0
Sheryl Rothman, Vice President                                          0                         0
Mark R. Manley, Secretary                                               0                         0
Vincent S. Noto, Controller                                             0                         0
Mark D. Gersten, Treasurer and Chief Financial Officer                  0                         0
William H. Foulk, Jr., Chairman and Director                          500                    0.0022%
Ruth Block, Director                                                3,000                    0.0132%
David H. Dievler, Director                                              0                         0
John H. Dobkin, Director                                                0                         0
Michael J. Downey, Director                                             0                         0
Dr. James M. Hester, Director                                           0                         0

      Pursuant to an Advisory Agreement dated as of October 22, 1993 with the Investment Adviser (a copy of which is incorporated by reference as an exhibit to Schedule TO filed with the Securities and Exchange Commission-See Section
13), the Fund employs the Investment Adviser to manage the investment and reinvestment of the assets of the Fund. The Investment Adviser, whose business address and telephone numbers are 1345 Avenue of the Americas, New York, New York 10105 and (212) 969-1000, has been the Fund's investment adviser since the Fund's commencement of operations. For services provided by the Investment Adviser under the Investment Advisory Agreement, the Fund pays the Investment

Adviser a fee computed and paid monthly in arrears on the last day of each calendar month at an annualized rate of .75% of the Fund's average weekly net assets. For purposes of calculating this fee, average weekly net assets are determined on the basis of the Fund's average net assets for each weekly period (ending on Friday) ending during the month. The net assets for each weekly period are determined by averaging the net assets on the Friday of such weekly period with the net assets on the Friday of the immediately preceding weekly period. When a Friday is not a Fund business day, the calculation is determined with reference to the net assets of the Fund on the Fund business day immediately preceding such Friday. During the fiscal years ended September 30, 2004 and September 30, 2003, the Fund paid to the Investment Adviser fees totaling $1,320,701 and $1,154,590, respectively, pursuant to the Investment Advisory Agreement.

      During the past sixty days, there have not been any transactions involving Shares that were effected by the Fund. Based upon the Fund's records and upon information provided to the Fund, there have not been any transactions in Shares that were effected during such period by any director or executive officer of the Fund, any person controlling the Fund, any director or executive officer of any corporation or other person ultimately in control of the Fund, any associate or minority-owned subsidiary of the Fund or any executive officer or director of any subsidiary of the Fund. Based upon information provided or available to the Fund, no director, officer or affiliate of the Fund intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

      11. Certain Effects of the Offer. The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Stockholders who do not tender Shares. All Stockholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Fund's assets resulting from payment for the tendered Shares, such as any greater volatility due to decreased portfolio diversification and proportionately higher expenses. Under certain circumstances, the need to raise cash in connection with the purchase of Shares pursuant to the Offer may have an adverse effect on the Fund's NAV and/or income per Share. See Section 7. All Shares purchased by the Fund pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.

      12. Certain Information about the Fund. The Fund was incorporated in Maryland on August 10, 1993 and is registered as a non-diversified, closed-end management investment company under the 1940 Act. The Fund's primary investment objective is to seek high current income. Its secondary investment objective is capital appreciation. In seeking to achieve these objectives, the Fund invests at least 35% of its total assets in U.S. corporate fixed income securities. The balance of the Fund's investment portfolio is invested in (a) fixed income securities issued or guaranteed by foreign governments, including participations in loans between foreign governments and financial institutions, and interests in entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued or guaranteed by foreign governments and (b) non-U.S. corporate fixed income securities. Substantially all of the Fund's assets are to be invested in high yield, high risk securities that are low-rated (i.e., below investment grade), or of comparable quality and unrated, and that are considered to be predominately speculative as regards the issuer's capacity to pay interest and repay principal. The Fund is permitted to invest up to 50% of its total assets in securities that are not readily marketable.

      Reference is made to Sections 2, 8 and 9 and to the financial statements referred to in Section 9.

      The principal executive office and business address of the Fund is located at 1345 Avenue of the Americas, New York, New York 10105. The Fund's business telephone number is (212) 969-1000.

      13. Additional Information. As has been previously reported, the staff of the U.S. Securities and Exchange Commission ("SEC") and the Office of the New York Attorney General ("NYAG") have been investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that the Investment Adviser provide information to them. The Investment Adviser has been cooperating and will continue to cooperate with all of these authorities. The shares of the Fund are not redeemable by the Fund, but are traded on an exchange at prices established by the market. Accordingly, the Fund and its shareholders are not subject to the market timing and late trading practices that are the subject of the investigations mentioned above or the lawsuits described below. Please see below for a description of the agreements reached by the Investment Adviser and the SEC and NYAG in connection with the investigations mentioned above.

      Numerous lawsuits have been filed against the Investment Adviser and certain other defendants in which plaintiffs make claims purportedly based on or related to the same practices that are the subject of the SEC and NYAG investigations referred to above. Some of these lawsuits name the Fund as a party. The lawsuits are now pending in the United States District Court for the District of Maryland pursuant to a ruling by the Judicial Panel on Multidistrict Litigation transferring and centralizing all of the mutual funds involving market and late trading in the District of Maryland. Management of the Investment Adviser believes that these private lawsuits are not likely to have a material adverse effect on the results of operations or financial condition of the Fund. On December 18, 2003, the Investment Adviser confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of "market timing" mutual fund shares in some of the AllianceBernstein Mutual Funds. The agreement with the SEC is reflected in an Order of the Commission ("SEC Order"). The agreement with the NYAG is memorialized in an Assurance of Discontinuance dated September 1, 2004 ("NYAG Order"). Among the key provisions of these agreements are the following: (i) The Investment Adviser agreed to establish a $250 million fund (the "Reimbursement Fund") to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the SEC Order. According to the SEC Order, the Reimbursement Fund is to be paid, in order of priority, to fund investors based on

      (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

      (ii) The Investment Adviser agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds, commencing January 1, 2004, for a period of at least five years; and

      (iii) The Investment Adviser agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order contemplates that the Investment Adviser's registered investment company clients, including the Fund, will introduce governance and compliance changes.

      The shares of the Fund are not redeemable by the Fund, but are traded on an exchange at prices established by the market. Accordingly, the Fund and its shareholders are not subject to the market timing practices described in the SEC Order and are not expected to participate in the Reimbursement Fund. Since the Fund is a closed-end fund, it will not have its advisory fee reduced pursuant to the terms of the agreements mentioned above.

      The Investment Adviser and approximately twelve other investment management firms were publicly mentioned in connection with the settlement by the SEC of charges that an unaffiliated broker/dealer violated federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas to the Investment Adviser in connection with this matter and the Investment Adviser has provided documents and other information to the SEC and is cooperating fully with its investigation.

      On June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. Alliance Capital Management L.P., et al. ("Aucoin Complaint") was filed against the Investment Adviser, Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, AXA Financial, Inc., AllianceBernstein Investment Research & Management, Inc., certain current and former directors of the AllianceBernstein Mutual Funds, and unnamed Doe defendants. The Aucoin Complaint names certain of the AllianceBernstein mutual funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of an AllianceBernstein mutual fund. The Aucoin Complaint alleges, among other things,
(i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with the Investment Adviser, including recovery of all fees paid to the Investment Adviser pursuant to such contracts, an accounting of all fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

      Since June 22, 2004, numerous additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against the Investment Adviser and certain other defendants, and others may be filed. The Investment Adviser believes that these matters are not likely to have a material adverse effect on the Fund or the Investment Adviser's ability to perform advisory services relating to the Fund.

      An Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") including the exhibits thereto, filed with the Securities and Exchange Commission (the "SEC"), provides certain additional information relating to the Offer, and may be inspected and copied at the prescribed rates at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the Schedule TO and the exhibits are available on the EDGAR Database on the SEC's Web site at http://www.sec.gov and copies of this information may also be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

      14. Certain United States Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer based on current U.S. federal income tax law, including applicable Treasury regulations and IRS rulings. Each Stockholder is encouraged to consult the Stockholder's tax advisor for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the Stockholder is a citizen, resident or domiciliary. In view of the requirement of the Offer that a tendering Stockholder must tender, or cause the tender of, both all of the Shares owned by the Stockholder and all of the Shares attributed to the Stockholder under Section 318 of the Code as of the date of purchase of Shares by the Fund pursuant to the Offer, tax advisors should also be consulted regarding the application of the constructive ownership rules of Section 318. In general, Section 318 provides that Shares owned by certain family members of a tendering Stockholder, and by certain entities in which the Stockholder has a direct or indirect interest, are treated as owned by the Stockholder for purposes of determining the federal income tax consequences of a sale of Shares pursuant to the Offer.

      U.S. Stockholders. It is anticipated that Stockholders (other than tax-exempt persons) who are citizens and/or residents of the U.S., corporations, partnerships or other entities created or organized in or under the laws of the U.S. or any political subdivision thereof, estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, and trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust ("U.S. Stockholders"), and who sell Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. This gain or loss will be capital gain or loss if the Shares sold are held by the tendering U.S. Stockholder at the time of sale as a capital asset and will be treated as either long-term or short-term if the Shares have been held at that time for more than one year or one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. Stockholder will be taxed at a maximum rate of 15%. This U.S. federal income tax treatment, however, is based on the expectation that not all Stockholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in the Fund of tendering Stockholders will be sufficiently reduced. It is therefore possible that the cash received for the Shares purchased would be taxable as a distribution by the Fund, rather than as a gain from the sale of the Shares. In that event, the cash received by a U.S. Stockholder will be taxable as a dividend, i.e., as ordinary income, to the extent of the U.S. Stockholder's allocable share of the Fund's current or accumulated earnings and profits, with the excess of the cash received over the portion so taxable constituting a non-taxable return of capital to the extent of the U.S. Stockholder's tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares depending on how long they were held by the U.S. Stockholder. If cash received by a U.S. Stockholder is taxable as a dividend, the Stockholder's tax basis in the purchased Shares will be considered transferred to the remaining Shares held by the Stockholder. In the case of a tendering U.S. Stockholder that is a corporation treated as receiving a distribution from the Fund pursuant to the Offer, special basis adjustments may also be applicable with respect to any Shares of such U.S. Stockholder not purchased pursuant to the Offer. Some or all of the distributions from a mutual fund may be treated as "qualified dividend income," taxable to individuals at the reduced maximum rate of 15%, provided that both the fund and the individual satisfy certain holding period and other requirements. Based upon the investment policies of the Fund, it is expected that only a small portion, if any, of the Fund's distributions would be treated as "qualified dividend income."

      Under the "wash sale" rules under the Code, a loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a U.S. Stockholder acquires Shares within 30 days before or after the date the Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

      The Depositary may be required to withhold 28% of the gross proceeds paid to a U.S. Stockholder or other payee pursuant to the Offer unless either: (a) the U.S. Stockholder has completed and submitted to the Depositary a Form W-9 (or Substitute Form W-9), providing the U.S. Stockholder's employer identification number or social security number as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Stockholder is exempt from backup withholding, (ii) the U.S. Stockholder has not been notified by the IRS that the U.S. Stockholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Stockholder that the U.S. Stockholder is no longer subject to backup withholding; or (c) an exception applies under applicable law. A Substitute Form W-9 is included as part of the Letter of Transmittal for U.S. Stockholders.

      Non-U.S. Stockholders. The U.S. federal income taxation of a Non-U.S. Stockholder on a sale of Shares pursuant to the Offer depends on whether this transaction is "effectively connected" with a trade or business carried on in the U.S. by the Non-U.S. Stockholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Stockholders. If the sale of Shares pursuant to the Offer is not so effectively connected and if, as anticipated for U.S. Stockholders, it gives rise to gain or loss, any gain realized by a Non-U.S. Stockholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the Non-U.S. Stockholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, U.S. Stockholders are deemed to receive a distribution from the Fund with respect to Shares they tender, the cash received by a tendering Non-U.S. Stockholder will also be treated for U.S. tax purposes as a distribution by the Fund, with the cash then being characterized in the same manner as described above for U.S. Stockholders. In such an event, the portion of the distribution treated as a dividend (which would not include the portion of such dividend attributable to certain interest income and certain capital gain income) to the Non-U.S. Stockholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Stockholder. If the amount realized on the tender of Shares by a Non-U.S. Stockholder is so effectively connected, regardless of whether the tender is characterized as a sale or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Stockholder.

      Non-U.S. Stockholders should provide the Depositary with a completed Form W-8BEN (or, if appropriate, Form W-8IMY) in order to avoid 28% backup withholding on the cash they receive from the Fund regardless of how they are taxed with respect to their tender of the Shares involved. A copy of Form W-8BEN (or, if appropriate, Form W-8IMY) is provided with the Letter of Transmittal for Non-U.S. Stockholders.

      15. Amendments; Extension of Tender Period; Termination. The Fund reserves the right, at any time during the pendency of the Offer, to amend, extend or terminate the Offer in any respect. Without limiting the manner in which the Fund may choose to make a public announcement of such an amendment, extension or termination, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, except as provided by applicable law (including Rule 14e-1(d) promulgated under the Exchange Act) and by the requirements of the NYSE (including the listing agreement with respect to the Shares).

      Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), the Fund will have no obligation to extend the Offer. In the event that the Fund is obligated to, or elects to, extend the Offer, the purchase price for each Share purchased pursuant to the Offer will be the per Share NAV determined as of the close of the regular trading session of the NYSE on the date after the Expiration Date as extended. No Shares will be accepted for payment until on or after the new Expiration Date.

      16. Miscellaneous. The Offer is not being made to, nor will the Fund accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or "blue sky" laws of that jurisdiction. The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. The Fund, however, reserves the right to exclude Stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as the Fund makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund's behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

May 13, 2005                                ACM MANAGED DOLLAR INCOME FUND, INC.

                                                                       EXHIBIT A

PORTFOLIO OF INVESTMENTS
September 30, 2004

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------

SOVEREIGN DEBT OBLIGATIONS-63.0%

Argentina-2.1%
Republic of Argentina FRN
   1.98%, 8/03/12(a)                                 $ 2,315      $   1,710,785
   6.00%, 3/31/23(b)                                   1,225            643,125
   11.375%, 1/30/17(b)                                   175             53,375
   11.75%, 6/15/15(b)                                    350            105,875
   12.25%, 6/19/18(b)                                    833            244,926
   15.50%, 12/19/08(a)(b)                              3,093            927,900
                                                                  -------------
                                                                      3,685,986
                                                                  -------------
Brazil-13.7%
Republic of Brazil
   7.72%, 6/29/09(a)                                     682            746,108
   8.25%, 1/20/34                                        250            222,875
   10.125%, 5/15/27                                      650            689,000
   10.50%, 7/14/14                                     1,785          1,988,490
   11.00%, 8/17/40(c)                                  5,546          6,214,293
   12.00%, 4/15/10                                     1,350          1,606,500
   12.75%, 1/15/20                                     1,145          1,451,287
Republic of Brazil-DCB FRN
   Series L
   2.125%, 4/15/12(a)                                  1,313          1,217,756
   C-Bonds
   8.00%, 4/15/14(c)                                  10,432         10,314,953
                                                                  -------------
                                                                     24,451,262
                                                                  -------------
Bulgaria-0.5%
Republic of Bulgaria
   8.25%, 1/15/15(d)                                     451            556,985
   8.25%, 1/15/15                                        355            438,425
                                                                  -------------
                                                                        995,410
                                                                  -------------
Colombia-2.7%
Republic of Colombia
   8.25%, 12/22/14                                       510            503,625
   10.75%, 1/15/13                                       237            271,721
   11.75%, 2/25/20(c)                                  3,290          4,030,250
                                                                  -------------
                                                                      4,805,596
                                                                  -------------
Ecuador-0.9%
Republic of Ecuador
   8.00%, 8/15/30(a)                                   1,805          1,471,075
   8.00%, 8/15/30(a)(d)                                   75             61,125
                                                                  -------------
                                                                      1,532,200
                                                                  -------------
El Salvador-0.3%
Republic of El Salvador
   7.625%, 9/21/34(d)                                    150            153,750
   8.50%, 7/25/11(d)                                     400            444,400
                                                                  -------------
                                                                        598,150
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Indonesia-0.5%
Republic of Indonesia
   6.75%, 3/10/14(d)                                  $  945      $     922,556
                                                                  -------------
Jamaica-0.4%
Government of Jamaica
   11.75%, 5/15/11                                       565            658,225
   12.75%, 9/01/07                                        65             75,725
                                                                  -------------
                                                                        733,950
                                                                  -------------
Mexico-7.9%
United Mexican States
   8.00%, 9/24/22(c)                                   4,472          5,042,180
   8.125%, 12/30/19(c)                                 2,085          2,376,900
   11.375%, 9/15/16(c)                                 4,508          6,638,030
                                                                  -------------
                                                                     14,057,110
                                                                  -------------
Panama-1.2%
Republic of Panama
   8.875%, 9/30/27                                       200            209,400
   9.375%, 4/01/29                                       306            342,567
   9.625%, 2/08/11                                       300            344,700
   10.75%, 5/15/20                                     1,050          1,248,450
                                                                  -------------
                                                                      2,145,117
                                                                  -------------
Peru-1.9%
Republic of Peru
   8.375%, 5/03/16                                       775            806,000
   9.125%, 2/21/12                                     1,300          1,443,000
   9.875%, 2/06/15                                       979          1,125,850
                                                                  -------------
                                                                      3,374,850
                                                                  -------------
Philippines-2.0%
Republic of Philippines
   8.25%, 1/15/14                                         25             24,600
   9.00%, 2/15/13                                        100            103,000
   9.875%, 1/15/19(c)                                  2,600          2,688,400
   10.625%, 3/16/25                                      779            833,530
                                                                  -------------
                                                                      3,649,530
                                                                  -------------
Russia-19.5%
Ministry Finance of Russia
   Series V
   3.00%, 5/14/08                                      3,530          3,194,650
   Series VII
   3.00%, 5/14/11                                      1,420          1,127,196
Russian Federation
   5.00%, 3/31/30(a)(d)                               30,060         28,895,175
   5.00%, 3/31/30(a)                                   1,775          1,706,219
                                                                  -------------
                                                                     34,923,240
                                                                  -------------
Turkey-3.1%
Republic of Turkey
   9.875%, 3/19/08                                       400            449,000
   11.50%, 1/23/12(c)                                  1,325          1,649,625
   11.75%, 6/15/10                                       750            930,375
   12.375%, 6/15/09(c)                                 2,000          2,490,000
                                                                  -------------
                                                                      5,519,000
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Ukraine-2.2%
Ukraine Government
   6.875%, 3/04/11(d)                                 $  500      $     490,000
   7.65%, 6/11/13                                      1,765          1,765,000
   11.00%, 3/15/07                                     1,528          1,665,931
                                                                  -------------
                                                                      3,920,931
                                                                  -------------
Uruguay-0.7%
Republic of Uruguay
   7.875%, 1/15/33                                     1,483          1,197,795
                                                                  -------------
Venezuela-3.4%
Republic of Venezuela
   5.375%, 8/07/10                                       975            878,963
   9.25%, 9/15/27(c)                                   5,200          5,124,600
                                                                  -------------
                                                                      6,003,563
                                                                  -------------
Total Sovereign Debt Securities
   (cost $90,396,410)                                               112,516,246
                                                                  -------------

U.S. CORPORATE DEBT OBLIGATIONS-45.7%

Aerospace/Defense-0.7%
DRS Technologies, Inc.
   6.875%, 11/01/13                                      325            338,000
K&F Industries, Inc.
   Series B
   9.625%, 12/15/10                                      175            194,687
Sequa Corp.
   9.00%, 8/01/09                                        210            232,050
TD Funding Corp.
   8.375%, 7/15/11                                       450            481,500
                                                                  -------------
                                                                      1,246,237
                                                                  -------------
Air Transportation-0.4%
American Trans Air, Inc.
   6.99%, 4/15/16(d)                                     490            362,331
   Series RJ04
   9.558%, 9/01/19                                       283            283,377
                                                                  -------------
                                                                        645,708
                                                                  -------------
Automotive-1.3%
Dana Corp.
   10.125%, 3/15/10                                      235            266,725
Dura Operating Corp.
   Series D
   9.00%, 5/01/09                                        392            348,880
HLI Operating, Inc.
   10.50%, 6/15/10                                       266            289,940
Keystone Automotive Operations, Inc.
   9.75%, 11/01/13                                       365            392,375
TRW Automotive, Inc.
   9.375, 2/15/13                                         91            103,968
   11.00%, 2/15/13                                       156            185,640
United Auto Group, Inc.
   9.625%, 3/15/12                                       260            286,650
United Rentals North America, Inc.
   6.50%, 2/15/12                                        494            475,475
                                                                  -------------
                                                                      2,349,653
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Broadcasting & Media-1.1%
Albritton Communications Co.
   7.75%, 12/15/12                                    $  385      $     398,475
Emmis Operating Co.
   6.875%, 5/15/12                                       335            347,563
PRIMEDIA, Inc.
   8.00%, 5/15/13(d)                                      80             76,100
   8.875%, 5/15/11                                       305            305,000
Radio One, Inc.
   8.875%, 7/01/11                                       235            259,088
Sinclair Broadcast Group, Inc.
   8.00%, 3/15/12                                         90             93,375
   8.75%, 12/15/11                                       265            287,525
Young Broadcasting, Inc.
8.50%, 12/15/08                                          180            191,250
                                                                  -------------
                                                                      1,958,376
                                                                  -------------
Building & Real Estate-2.4%
Associated Materials, Inc.
   11.25%, 3/01/14(d)(e)                                 935            680,212
Dayton Superior Corp.
   10.75%, 9/15/08                                       180            192,600
D.R. Horton, Inc.
   6.875%, 5/01/13                                       340            371,450
KB HOME
   7.75%, 2/01/10                                        520            565,500
LNR Property Corp.
   7.25%, 10/15/13                                       500            545,000
   7.625%, 7/15/13                                       125            136,875
Meritage Corp.
   9.75%, 6/01/11(a)                                     440            493,900
Nortek, Inc.
   8.50%, 9/01/14(d)                                     490            513,275
Schuler Homes, Inc.
   10.50%, 7/15/11                                       360            414,000
William Lyon Homes, Inc.
   10.75%, 4/01/13                                       265            306,075
                                                                  -------------
                                                                      4,218,887
                                                                  -------------
Cable-2.6%
Cablevision Systems Corp.
   8.00%, 4/15/12(d)                                     895            935,275
Charter Communications Operating LLC
   8.00%, 4/30/12(d)                                   1,000            997,500
CSC Holdings, Inc.
   6.75%, 4/15/12(d)                                     880            882,200
   7.625%, 7/15/18                                       405            413,100
DirectTV Holdings LLC
   8.375%, 3/15/13                                       285            324,187
Echostar DBS Corp.
   6.375%, 10/01/11                                      650            658,125
Insight Midwest LP
   9.75%, 10/01/09                                       380            397,100
                                                                  -------------
                                                                      4,607,487
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
CHEMICALS-1.2%

Equistar Chemical Funding LP
   10.125%, 9/01/08                                   $  520      $     586,300
   10.625%, 5/01/11                                      130            148,200
Huntsman Advanced Materials LLC
   11.00%, 7/15/10(d)                                    275            319,000
Huntsman International LLC
   9.875%, 3/01/09                                       325            358,313
Resolution Performance Products LLC
   9.50%, 4/15/10                                        410            423,325
Westlake Chemical Corp.
   8.75%, 7/15/11                                        270            303,075
                                                                  -------------
                                                                      2,138,213
                                                                  -------------
Communications - Fixed-1.9%
Cincinnati Bell, Inc.
   8.375%, 1/15/14                                       535            488,187
FairPoint Communications, Inc.
   11.875%, 3/01/10                                      300            342,000
Qwest Communications International, Inc.
   7.50%, 2/15/14(d)                                     205            188,088
Qwest Corp.
   9.125%, 3/15/12(d)                                  1,420          1,562,000
Time Warner Telecom, Inc.
   9.25%, 2/15/14*                                       875            870,625
                                                                  -------------
                                                                      3,450,900
                                                                  -------------
Communications - Mobile-1.9%
Iridium LLC Capital Corp.
   Series B
   14.00%, 7/15/05(b)                                  5,000            462,500
Nextel Communications, Inc.
   6.875%, 10/31/13                                      480            499,200
   7.375%, 8/01/15                                       430            462,250
   9.50%, 2/01/11                                        465            527,775
PanAmSat Corp.
   9.00%, 8/15/14(d)                                     690            717,600
Rural Cellular Corp.
   8.25%, 3/15/12(d)                                     240            244,200
TeleCorp PCS, Inc.
   10.625%, 7/15/10                                      203            225,514
Tritel PCS, Inc.
   10.375%, 1/15/11                                      234            267,004
                                                                  -------------
                                                                      3,406,043
                                                                  -------------
Consumer Manufacturing-1.3%
Broder Brothers Co.
   11.25%, 10/15/10                                      500            500,000
Jostens, Inc.
   7.625%, 10/01/12(d)                                   275            276,375
   12.75%, 5/01/10                                       605            680,195
K2, Inc
   7.375%, 7/01/14(d)                                    355            376,300
Playtex Products, Inc.
   8.00%, 3/01/11                                        315            333,900
St. John Knits International, Inc.
   12.50%, 7/01/09                                       200            214,000
                                                                  -------------
                                                                      2,380,770
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Energy-3.1%
Belden & Blake Corp.
   8.75%, 7/15/12(d)                                  $  340      $      362,100
Chesapeake Energy Corp.
   7.75%, 1/15/15                                        350            381,500
Grant Prideco, Inc.
   9.00%, 12/15/09                                       360            402,300
Hilcorp Energy
   10.50%, 9/01/10(d)                                    770            852,775
Northwest Pipelines Corp.
   8.125%, 3/01/10                                       310            347,587
Premco Refining Group, Inc.
   9.50%, 2/01/13                                        250            294,375
Pride International, Inc.
   7.375%, 7/15/14(d)                                    395            438,450
Southern Natural Gas Co.
   7.35%, 2/15/31                                        365            360,438
   8.875%, 3/15/10                                       290            326,250
Universal Compression, Inc.
   7.25%, 5/15/10                                        220            233,200
Williams Cos., Inc.
   7.625%, 7/15/19                                     1,345          1,472,775
                                                                  -------------
                                                                      5,471,750
                                                                  -------------
Entertainment & Leisure-0.5%
Gaylord Entertainment Co.
   8.00%, 11/15/13                                       315            331,538
Universal City Development Partners
   11.75%, 4/01/10                                       425            495,125
                                                                  -------------
                                                                        826,663
                                                                  -------------
Financial-2.0%
Crum & Foster Holdings Corp.
   10.375%, 6/15/13                                      195            208,162
Markel Capital Trust I
Series B
   8.71%, 1/01/46(f)                                     615            651,900
Nationwide CSN Trust
   9.875%, 2/15/25(d)                                  1,000          1,067,831
PXRE Capital Trust I
   8.85%, 2/01/27                                        510            525,300
Western Financial Bank
   9.625%, 5/15/12                                       420            474,600
Williams Scotsman, Inc.
   9.875%, 6/01/07                                       740            708,550
                                                                  -------------
                                                                      3,636,343
                                                                  -------------
Food/Beverage-1.1%
Del Monte Food Co.
   8.625%, 12/15/12                                      145            161,312
   9.25%, 5/15/11                                        255            280,500
DIMON, Inc.
   7.75%, 6/01/13                                        110            107,250
   Series B
   9.625%, 10/15/11                                      395            416,725
Dole Food Company, Inc.
   8.625%, 5/01/09(a)                                    240            261,600
   8.875%, 3/15/11                                       145            157,687

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Merisant Co.
   9.50%, 7/15/13(d)                                  $  300      $     285,000
North Atlantic Trading Co.
   9.25%, 3/01/12                                        250            240,000
                                                                  -------------
                                                                      1,910,074
                                                                  -------------
Gaming-3.3%
Ameristar Casinos, Inc.
   10.75%, 2/15/09                                       215            244,025
Argosy Gaming Co.
   9.00%, 9/01/11                                        220            246,950
Boyd Gaming Corp.
   7.75%, 12/15/12                                       255            273,487
Harrah's Operating Company, Inc.
   7.875%, 12/15/05                                      215            227,631
MGM Mirage, Inc.
   8.375%, 2/01/11*                                      575            634,656
Mandalay Resort Group
   10.25%, 8/01/07                                       530            601,550
Mohegan Tribal Gaming
   6.375%, 7/15/09                                       140            145,250
   7.125%, 8/15/14(d)                                    695            728,012
Park Place Entertainment
   7.00%, 4/15/13                                        305            339,313
   7.875%, 3/15/10                                       135            152,550
   9.375%, 2/15/07                                       230            257,025
Riviera Holdings Corp.
   11.00%, 6/15/10                                       300            330,000
Seneca Gaming Corp.
   7.25%, 5/01/12*                                       765            789,863
Turning Stone Casino Resort Enterprise
   9.125%, 12/15/10(d)                                   270            291,600
Venetian Casino Resort, LLC
   11.00%, 6/15/10                                       570            659,775
                                                                  -------------
                                                                      5,921,687
                                                                  -------------
Healthcare-3.1%
Alliance Imaging, Inc.
   10.375%, 4/15/11*                                     395            429,069
Concentra Operating Corp.
   9.125%, 6/01/12(d)                                    175            191,625
   9.50%, 8/15/10                                        200            221,000
Extendicare Health Services
   9.50%, 7/01/10                                        315            353,588
Genesis HealthCare Corp.
   8.00%, 10/15/13                                       330            359,700
HCA, Inc.
   7.875%, 2/01/11                                       455            514,566
Hanger Orthopedic Group, Inc.
   10.375%, 2/15/09                                      595            547,400
IASIS Healthcare LLC
   8.75%, 6/15/14(d)                                     490            513,275
PacifiCare Health Systems, Inc.
   10.75%, 6/01/09                                       380            437,950
Select Medical Corp.
   7.50%, 8/01/13                                        690            724,500
Tenet Healthcare Corp.
   7.375%, 2/01/13                                       310            291,400

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Triad Hospitals, Inc.
   7.00%, 11/15/13                                    $  520      $     529,100
Universal Hospital Services, Inc.
   10.125%, 11/01/11                                     440            446,600
                                                                  -------------
                                                                      5,559,773
                                                                  -------------
Hotels & Lodging-1.2%
Corrections Corp. of America
   7.50%, 5/01/11                                         40             42,250
   9.875%, 5/01/09                                       260            290,225
   10.00%, 9/15/08                                        28             29,400
Host Marriott LP
   9.25%, 10/01/07                                       100            112,000
   9.50%, 1/15/07                                        310            343,325
La Quinta Corp.
   8.875%, 3/15/11                                       375            420,000
Starwood Hotels & Resorts Worldwide, Inc.
   7.875%, 5/01/12                                       400            452,500
Vail Resorts, Inc.
   6.75%, 2/15/14                                        355            358,550
                                                                  -------------
                                                                      2,048,250
                                                                  -------------
Index-2.5%
Dow Jones CDX HY
   7.75%, 12/29/09(d)*                                 4,500          4,556,250
                                                                  -------------
Industrial-2.5%
AMSTED Industries, Inc.
   10.25%, 10/15/11(d)                                   465            511,500
Case New Holland, Inc.
   9.25%, 8/01/11(d)                                     645            722,400
FastenTech, Inc.
   11.50%, 5/01/11(d)                                    325            365,625
Flowserve Corp.
   12.25%, 8/15/10                                       370            419,950
H & E Equipment/Finance
   11.125%, 6/15/12                                      600            618,000
NMHG Holding Co.
   10.00%, 5/15/09                                       220            242,000
SPX Corp.
   7.50%, 1/01/13                                        205            208,331
Terex Corp.
   10.375%, 4/01/11                                      375            423,750
Trinity Industries, Inc.
   6.50%, 3/15/14                                        530            522,050
TriMas Corp.
   9.875, 6/15/12                                        470            487,625
                                                                  -------------
                                                                      4,521,231
                                                                  -------------
Metals/Mining-0.7%
AK Steel Corp.
   7.875%, 2/15/09                                       355            352,337
International Steel Group, Inc.
   6.50%, 4/15/14(d)                                     437            437,000
Peabody Energy Corp.
   6.875%, 3/15/13                                       380            410,400
                                                                  -------------
                                                                      1,199,737
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Paper & Packaging-3.0%
Ball Corp.
   6.875%, 12/15/12                                  $ 1,000      $   1,065,000
Berry Plastics Corp.
   10.75%, 7/15/12                                       390            440,700
Crown Paper Co.
   11.00%, 9/01/05(b)                                  5,000                  1
Georgia-Pacific Corp.
   9.375%, 2/01/13*                                      715            841,913
Graphic Packaging Int'l Corp.
   9.50%, 8/15/13                                        655            748,338
Greif Bros. Corp.
   8.875%, 8/01/12                                       260            289,900
Owens-Brockway Glass Container, Inc.
   8.875%, 2/15/09                                       735            799,312
Pliant Corp.
   11.125%, 9/01/09                                      520            540,800
Russell-Stanley Holdings, Inc.
   9.00%, 11/30/08(d)(g)                                 855             85,449
Stone Container Corp.
   9.25%, 2/01/08                                        535            597,863
   9.75%, 2/01/11                                         12             13,290
                                                                  -------------
                                                                      5,422,566
                                                                  -------------
Publishing-1.3%
American Media, Inc.
   8.875%, 1/15/11                                       105            108,937
   10.25%, 5/01/09                                       475            499,937
Dex Media East LLC
   9.875%, 11/15/09                                      110            126,500
   12.125%, 11/15/12                                     195            242,775
Dex Media West LLC
   8.50%, 8/15/10                                        160            181,600
   9.875%, 8/15/13                                       571            670,925
PEI Holdings, Inc.
   11.00%, 3/15/10                                       143            166,059
RH Donnelley, Inc.
   10.875%, 12/15/12(d)                                  255            309,188
                                                                  -------------
                                                                      2,305,921
                                                                  -------------
Restaurants-0.1%
Domino's, Inc.
   8.25%, 7/01/11                                        237            256,552
                                                                  -------------
RETAIL-0.4%
J.C. Penney Corporation, Inc.
   8.00%, 3/01/10                                        455            518,131
Petro Stopping Centers LP
   9.00%, 2/15/12                                        250            265,000
                                                                  -------------
                                                                        783,131
                                                                  -------------
Service-1.1%
Allied Waste North America
   8.50%, 12/01/08                                        80             86,800
   8.875%, 4/01/08                                       600            651,000
Iron Mountain, Inc.
   7.75%, 1/15/15                                        115            121,900
   8.625%, 4/01/13                                       350            379,750

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
National Waterworks, Inc.
   10.50%, 12/01/12                                   $  235      $     266,725
Service Corp. International
   6.50%, 3/15/08                                        240            249,900
   7.70%, 4/15/09                                        240            258,600
                                                                  -------------
                                                                      2,014,675
                                                                  -------------
Supermarket & Drugstore-1.4%
Couche-Tard, Inc.
   7.50%, 12/15/13                                       298            317,370
Pathmark Stores, Inc.
   8.75%, 2/01/12*                                       610            570,350
Rite Aid Corp.
   9.25%, 6/01/13                                         75             76,875
   9.50%, 2/15/11                                        615            676,500
Roundy's, Inc.
   Series B
   8.875%, 6/15/12                                       250            269,375
Stater Bros. Holdings, Inc.
   8.125%, 6/15/12(d)                                    595            623,263
                                                                  -------------
                                                                      2,533,733
                                                                  -------------
Technology-1.8%
Amkor Technologies, Inc.
   7.75%, 5/15/13                                      1,165            955,300
Fairchild Semiconductor
   10.50%, 2/01/09                                       470            502,900
ON Semiconductor Corp.
   12.00%, 3/15/10                                       465            534,750
Unisys Corp.
   6.875%, 3/15/10                                     1,000          1,042,500
   7.875%, 4/01/08                                       185            190,088
                                                                  -------------
                                                                      3,225,538
                                                                  -------------
Transportation-0.1%
Horizon Lines, LLC
   9.00%, 11/01/12(d)                                    195            205,725
                                                                  -------------
Utilities - Electric & Gas-1.7%
AES Corporation
   8.75%, 5/15/13(d)                                      65             73,287
   9.00%, 5/15/15(d)                                     105            118,387
   10.00%, 7/15/05(d)                                    172            174,224
Calpine Corp.
   8.50%, 7/15/10(d)                                     715            546,975
Dynegy Holdings, Inc.
   10.125%, 7/15/13(d)                                   305            350,750
NRG Energy, Inc.
   8.00%, 12/15/13(d)                                    490            524,912
Ormat Funding Corp.
   8.25%, 12/30/20(d)                                    395            390,607
PG&E Corp.
   6.875%, 7/15/08                                       370            400,525
SEMCO Energy, Inc.
   7.125%, 5/15/08                                       125            131,875
   7.75%, 5/15/13                                        235            253,213
                                                                  -------------
                                                                      2,964,755
                                                                  -------------
Total U.S. Corporate Debt Obligations
   (cost $90,625,683)                                                81,766,628
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
NON-U.S. CORPORATE DEBT OBLIGATIONS-8.6%
Bahamas-0.2%
Sun International Hotels, Ltd.
   8.875%, 8/15/11                                    $  245      $     268,581
                                                                  -------------
Bermuda-0.4%
NCL Corp
   10.625%, 7/15/14(d)                                   685            717,538
                                                                  -------------
Brazil-0.7%
PF Export Receivables Master Trust
   6.436%, 6/01/15(d)                                  1,309          1,313,608
                                                                  -------------
Canada-1.0%
Celestica, Inc.
   7.875%, 7/01/11                                       610            632,875
Fairfax Financial Holdings
   7.375%, 4/15/18                                       250            202,500
   7.75%, 4/26/12                                        285            257,925
Intrawest Corp.
   7.50%, 10/15/13                                       195            202,069
   10.50%, 2/01/10                                       140            151,200
Russel Metals, Inc.
   6.375%, 3/01/14                                       345            345,000
                                                                  -------------
                                                                      1,791,569
                                                                  -------------
France-0.3%
Crown Euro Holdings S.A.
   9.50%, 3/01/11                                        405            451,575
                                                                  -------------
Great Britian-0.6%
Inmarsat Finance PLC
   7.625%, 6/30/12(d)                                    560            555,800
Royal & Sun Alliance Insurance Group PLC
   8.95%, 10/15/29                                       420            522,510
                                                                  -------------
                                                                      1,078,310
                                                                  -------------
Ireland-0.4%
Eircom Funding
   8.25%, 8/15/13                                        230            251,850
MDP Acquisitions PLC
   9.625%, 10/01/12                                      390            440,700
                                                                  -------------
                                                                        692,550
                                                                  -------------
Kazakhstan-0.4%
Hurricane Finance BV
   9.625%, 2/12/10(d)                                    400            432,000
Kazkommerts International BV
   8.50%, 4/16/13(d)                                     350            355,250
                                                                  -------------
                                                                        787,250
                                                                  -------------
Liberia-0.4%
Royal Caribbean Cruises, Ltd.
   8.00%, 5/15/10                                        625            703,906
                                                                  -------------

                                                   Principal
                                                      Amount
                                                       (000)       U.S. $ Value
--------------------------------------------------------------------------------
Mexico-2.6%
Innova S. de R.L.
   9.375%, 9/19/13                                   $ 2,865      $   3,115,687
   12.875%, 4/01/07                                    1,003          1,025,772
Vitro Envases Norteamerica
   10.75%, 7/23/11(d)                                    420            411,600
                                                                  -------------
                                                                      4,553,059
                                                                  -------------
Romania-0.3%
Mobifon Holdings BV
   12.50%, 7/31/10                                       425            497,250
                                                                  -------------
Russia-1.1%
Gazprom OAO
   9.625%, 3/01/13(d)                                    150            166,500
Mobile Telesystems Finance S.A.
   9.75%, 1/30/08                                        525            561,750
   9.75%, 1/30/08(d)                                     100            106,250
   10.95%, 12/21/04                                    1,105          1,116,050
Tyumen Oil
   11.00%, 11/06/07(d)                                    70             78,575
                                                                  -------------
                                                                      2,029,125
                                                                  -------------
Singapore-0.2%
Flextronics International, Ltd.
   6.50%, 5/15/13                                        425            434,563
                                                                  -------------
Total Non-U.S. Corporate Debt Obligations
   (cost $14,393,799)                                                15,318,884
                                                                  -------------
NON-CONVERTIBLE PREFERRED STOCK-0.7%
Sovereign Real Estate Investment Trust
   12.00%(d)                                             870          1,278,900
                                                                  -------------
Total Non-Convertible Preferred Stock
   (cost $818,725)                                                    1,278,900
                                                                  -------------

                                               Contracts(h),
                                                   or Shares       U.S. $ Value
--------------------------------------------------------------------------------
WARRANTS(i)-0.0%
Central Bank of Nigeria
   Warrants, expiring 11/15/20(i)                    $ 1,000      $           0
Republic of Venezuela
   Warrants, expiring 4/15/20(i)                       7,140                  0
                                                                  -------------
Total Warrants
   (cost $0)                                                                  0
                                                                  -------------
CALL OPTIONS PURCHASED(i)-0.0%
Republic of Brazil C-Bonds
   Expiring Oct '04 @ 111.50                         150,000              2,850
   Expiring Oct '04 @ 112.50                         300,000              4,500
   Expiring Oct '04 @ 113.00                         300,000              3,900
                                                                  -------------
Total Call Options Purchased
   (cost $14,595)                                                        11,250
                                                                  -------------
Total Investments Before Security
   Lending Collateral-118.0%
   (cost $196,249,212)                                              210,891,908
                                                                  -------------

Investments of Cash Collateral for
Securites Loaned-2.1%

Short-Term Investment
UBS Private Money Market Fund, LLC 1.66%
   (cost $3,828,575)                               3,828,575          3,828,575
                                                                  -------------
Total Investments-120.1%
   (cost $200,077,787)                                              214,720,483
Other Assets Less Liabilities-(20.1)%                               (35,984,991)
                                                                  -------------
Net Assets-100.0%                                                 $ 178,735,492
                                                                  -------------

CREDIT DEFAULT SWAP CONTRACTS (see Note C)

                                     Notional                                Unrealized
Swap Counterparty &                   Amount     Interest   Termination     Appreciation/
Reference Obligation                  (000)        Rate         Date       (Depreciation)
-----------------------------------------------------------------------------------------
Buy Contracts:
Citigroup Global Markets, Inc.
Federal Republic of Hungary
   4.50%, 2/06/13                      350        0.50%       11/26/13        $ (7,436)

Citigroup Global Markets, Inc.
Federal Republic of Philippines
   10.625%, 3/16/25                    510        5.60         3/20/14         (12,001)

JP Morgan Chase Bank
Federal Republic of Ecuador
   7.00%, 8/15/30                      275        3.70         4/30/05          (7,478)

                                     Notional                                Unrealized
Swap Counterparty &                   Amount     Interest   Termination     Appreciation/
Reference Obligation                  (000)        Rate         Date       (Depreciation)
-----------------------------------------------------------------------------------------
Sale Contracts:
Citigroup Global Markets, Inc.
Federal Republic of Brazil
   12.25%, 3/06/30                   1,000        6.35%       8/20/05         $ 58,508

Citigroup Global Markets, Inc.
Federal Republic of Brazil
   12.25%, 3/06/30                     900        4.40        5/20/06           58,610

Credit Suisse First Boston Int'l.
Federal Republic of Brazil
   12.25%, 3/06/30                     750        6.90        6/20/07           92,625

Morgan Stanley Dean Witter
Federal Republic of Brazil
   12.25%, 3/06/30                     680        3.80        8/20/06           24,763

Citigroup Global Markets, Inc.
Federal Republic of Philippines
   10.625%, 3/16/25                    510        4.95        3/20/09           13,190

Citigroup Global Markets, Inc.
Federal Republic of Mexico
   8.30%, 8/15/31                      750        2.40        5/20/14           56,625

Citigroup Global Markets, Inc.
Federal Republic of Mexico
   8.30%, 8/15/31                    1,100        2.05        5/20/09           58,797

REVERSE REPURCHASE AGREEMENTS (see Note C)

                                         Interest
Broker                                     Rate        Maturity         Amount
-------------------------------------------------------------------------------

Barclays Securities                        1.50%       12/30/05     $ 2,275,189
Barclays Securities                        1.40        12/30/05       4,410,343
Chase Manhattan Bank                       0.25        12/30/05       6,472,665
Chase Manhattan Bank                       0.75        12/30/05       2,556,250
Chase Manhattan Bank                       1.65        12/30/05       2,480,796
Chase Manhattan Bank                       1.65        12/30/05       1,234,500
Citigroup Global Markets, Inc              0.75        12/30/05       9,290,508
Citigroup Global Markets, Inc              1.35        12/30/05       5,467,977
Merrill Lynch                              1.40        12/30/05       3,585,000
Merrill Lynch                              1.70        12/30/05         962,891
Santander Investment Securities            1.70        12/30/05       3,740,751
                                                                    -----------
                                                                    $42,476,870
                                                                    -----------

* Represents entire or partial securities out on loan. See Note F for securities lending information.
(a) Coupon changes periodically based upon a predetermined schedule. Stated interest rate in effect at September 30, 2004.
(b)   Security is in default and is non-income producing.
(c) Positions, or portions thereof, with an aggregate market value of $42,597,463 have been segregated to collateralize reverse repurchase agreements.
(d) Security is exempt from registration under Rule 144A of the Securities Act of 1933. These securities are considered liquid and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2004, the aggregate market value of these securities amounted to $59,711,229 or 33.4% of net assets.
(e) Indicates a security that has a zero coupon that remains in effect until a predetermined date at which time the stated coupon rate becomes effective until final maturity.
(f)   Illiquid security, valued at fair market value (see Note A).
(g) Security exempt from registration under Rule 144A of the Securities Act of 1933. This security, which represents 0.05% of net assets as of September 30, 2004, is considered illiquid and restricted.

                                     Acquisition    Acquisition        Market   Percentage of
   Restricted Security                  Date           Cost            Value      Net Assets
   ---------------------------       -----------    -----------        ------   -------------
   Russell-Stanley Holdings, Inc.     2/26/99-       $4,978,465      $85,449        0.05%
   9.00%; 11/30/08                    8/16/04

(h)   One contract relates to principal amount of $1.00.
(i)   Non-income producing security.

      Glossary of Terms:

      DCB - Debt Conversion Bond
      FRN - Floating Rate Note

See notes to financial statements.

STATEMENT OF ASSETS & LIABILITIES
September 30, 2004

Assets

Investments in securities, at value
   (cost $200,077,787-including investment of cash
   collateral for securities loaned of $3,828,575) ........    $ 214,720,483(a)
Cash ......................................................        3,043,614
Receivable for investment securities sold .................        7,508,869
Interest and dividends receivable .........................        4,091,523
Unrealized appreciation on credit default swap contracts ..          363,118
Prepaid expenses ..........................................            9,570
                                                               -------------
Total assets ..............................................      229,737,177
                                                               -------------
Liabilities
Reverse repurchase agreements .............................       42,476,870
Payable for collateral received on securities loaned ......        3,828,575
Due to broker .............................................        3,115,728
Payable for investment securities purchased ...............        1,305,371
Advisory fee payable ......................................          123,279
Unrealized depreciation on credit default swap contracts ..           26,915
Administrative fee payable ................................           19,727
Accrued expenses and other liabilities ....................          105,220
                                                               -------------
Total liabilities .........................................       51,001,685
                                                               -------------
Net Assets ................................................    $ 178,735,492
                                                               =============
Composition of Net Assets
Common stock, at par ......................................    $     226,977
Additional paid-in capital ................................      296,774,513
Distributions in excess of net investment income ..........         (382,449)
Accumulated net realized loss on investment transactions ..     (132,862,448)
Net unrealized appreciation of investments ................       14,978,899
                                                               -------------
                                                               $ 178,735,492
                                                               =============
Net Asset Value Per Share
   (based on 22,697,719 shares outstanding) ...............    $        7.87
                                                               =============

(a)   Includes securities on loan with a value of $3,674,409 (see Note F)

      See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended September 30, 2004

Investment Income
Interest ........................................................    $ 19,551,527
Dividends .......................................................         172,190      $ 19,723,717
                                                                     ------------
Expenses
Advisory fee ....................................................       1,320,701
Administrative fee ..............................................         251,049
Custodian .......................................................         117,577
Audit and legal .................................................         112,883
Printing ........................................................          64,772
Transfer agency .................................................          46,447
Directors' fees .................................................          33,857
Registration ....................................................          26,125
Miscellaneous ...................................................          45,616
                                                                     ------------
Total expenses before interest ..................................       2,019,027
Interest expense ................................................         525,478
                                                                     ------------
Total expenses ..................................................                         2,544,505
                                                                                       ------------
Net investment income ...........................................                        17,179,212
                                                                                       ------------
Realized and Unrealized Gain (Loss) on Investment Transactions
Net realized gain on:
   Investment transactions ......................................                        11,701,009
   Swap contracts ...............................................                         2,295,256
   Written options ..............................................                           224,373
Net change in unrealized appreciation/depreciation of:
   Investments ..................................................                        (8,367,899)
   Swap contracts ...............................................                          (634,097)
                                                                                       ------------
Net gain on investment transactions .............................                         5,218,642
                                                                                       ------------
Net Increase in Net Assets from Operations ......................                      $ 22,397,854
                                                                                       ============

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

                                                                           Year Ended         Year Ended
                                                                          September 30,     September 30,
                                                                               2004              2003
---------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
Resulting from Operations
Net investment income ................................................    $  17,179,212     $  18,293,615
Net realized gain on investment transactions .........................       14,220,638         3,184,282
Net change in unrealized appeciation/depreciation of investments .....       (9,001,996)       43,772,735
                                                                          -------------     -------------
Net increase in net assets from operations ...........................       22,397,854        65,250,632
Dividends and Distributions to Shareholders from
Net investment income ................................................      (18,071,829)      (18,177,141)
Common Stock Transactions
Reinvestment of dividends resulting in the issuance of Common Stock ..        1,227,800         1,273,690
                                                                          -------------     -------------
Total increase .......................................................        5,553,825        48,347,181
Net Assets
Beginning of period ..................................................      173,181,667       124,834,486
                                                                          -------------     -------------
End of period (including distributions in excess of net
   investment income of $382,449 and $123,407, respectively.) ........    $ 178,735,492     $ 173,181,667
                                                                          =============     =============

See notes to financial statements.

STATEMENT OF CASH FLOWS
Year Ended September 30, 2004

Increase (Decrease) in Cash from Operation Activities:

Interest and dividends received ....................................    $  19,354,791
Interest expense paid ..............................................         (572,479)
Operating expenses paid ............................................       (2,057,932)
                                                                        -------------
Net increase in cash from operating activities .....................                        $ 16,724,380
Investing Activities:
Purchases of long-term investments .................................     (215,236,454)
Proceeds from disposition of long-term investments .................      227,660,021
Proceeds from disposition of short-term investments, net
Cash collateral received on securities loaned ......................        3,828,575
Net premium received on option transactions ........................           78,104
Net premium received on swaps transactions .........................        2,295,256
Net increase in cash from investing activities .....................                          18,625,502
Financing Activities:*
Cash dividends paid ................................................      (16,844,029)
Proceeds from reverse repurchase agreements ........................      (16,155,022)
Net decrease in cash from financing activities .....................                         (32,999,051)
                                                                                             -----------
Net increase in cash ...............................................                           2,350,831
Cash at beginning of period ........................................                             692,783
                                                                                             -----------
Cash at end of period ..............................................                         $ 3,043,614
                                                                                             ===========

---------------------------------------------------------------------------------------------------------
Reconciliation of Net Increase in Net Assets from
Operations to Net Increase in Cash from Operating Activities:
Net increase in net assets from operations .........................                         $22,397,854
Adjustments:
Decrease in dividends and interest receivable ......................     $  1,475,867
Accretion of bond discount and amortization of bond premium ........       (1,844,793)
Decrease in accrued expenses and other assets ......................          (38,905)
Decrease in interest payable .......................................          (47,001)
Net realized gain on investment transactions .......................      (14,220,638)
Net change in unrealized appreciation/depreciation of investments ..        9,001,996
                                                                         ------------
Total adjustments ..................................................                          (5,673,474)
                                                                                             -----------
Net Increase in Cash from Operating Activities .....................                         $16,724,380
                                                                                             ===========

* Non-cash financing activities not included herein consist of reinvestment of dividends and distributions.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
September 30, 2004

NOTE A

Significant Accounting Policies

ACM Managed Dollar Income Fund, Inc. (the "Fund") was incorporated under the laws of the State of Maryland on August 10, 1993 and is registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Fund.

1. Security Valuation

Portfolio securities are valued at their current market value determined on the basis of market quotations or, if market quotations are not readily available or are deemed unreliable, at "fair value" as determined in accordance with procedures established by and under the general supervision of the Fund's Board of Directors.

In general, the market value of securities which are readily available and deemed reliable are determined as follows. Securities listed on a national securities exchange or on a foreign securities exchange are valued at the last sale price at the close of the exchange or foreign securities exchange. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. Securities listed on more than one exchange are valued by reference to the principal exchange on which the securities are traded; securities not listed on an exchange but traded on The NASDAQ Stock Market, Inc. ("NASDAQ") are valued in accordance with the NASDAQ Official Closing Price; listed put or call options are valued at the last sale price. If there has been no sale on that day, such securities will be valued at the closing bid prices on that day; open futures contracts and options thereon are valued using the closing settlement price or, in the absence of such a price, the most recent quoted bid price. If there are no quotations available for the day of valuation, the last available closing settlement price is used; securities traded in the over-the-counter market, (OTC) (but excluding securities traded on NASDAQ) are valued at the mean of the current bid and asked prices as reported by the National Quotation Bureau or other comparable sources; U.S. Government securities and other debt instruments having 60 days or less remaining until maturity are valued at amortized cost if their original maturity was 60 days or less; or by amortizing their fair value as of the 61st day prior to maturity if their original term to maturity exceeded 60 days; fixed-income securities, including mortgage backed and asset backed securities, may be valued on the basis of prices provided by a pricing service or at a price obtained from one or more of the major broker/dealers. In cases where broker/dealer quotes are obtained, Alliance Capital Management, L.P. (the "Adviser") may establish procedures whereby changes in market yields or spreads are used to adjust, on a daily basis, a recently obtained quoted price on a security; and OTC and other derivatives are valued on the basis of a quoted bid price or spread from a major broker/dealer in such security.

Securities for which market quotations are not readily available (including restricted securities) or are deemed unreliable are valued at fair value. Factors considered in making this determination may include, but are not limited to, information obtained by contacting the issuer, analysts, analysis of the issuer's financial statements or other available documents. In addition, the Fund may use fair value pricing for securities primarily traded in non-U.S. markets because, most foreign markets close well before the Fund values its securities at 4:00 p.m., Eastern Time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim and may materially affect the value of those securities.

2. Taxes

It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provisions for federal income or excise taxes are required. The Fund may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or required. Taxes are accrued and applied to net investment income, net realized gains and net unrealized appreciation/depreciation as such income and/or gains are earned.

3. Investment Income and Investment Transactions

Interest income is accrued daily. Dividend income is recorded on the ex-dividend date or as soon as the Fund is informed of the dividend. Investment transactions are accounted for on the date the securities are purchased or sold. Investment gains and losses are determined on the identified cost basis. The Fund accretes discounts as adjustments to interest income. Additionally, the Fund amortizes premiums on debt securities for financial statement reporting purposes only.

4. Dividends and Distributions

Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in conformity with U.S. generally accepted accounting principles. To the extent these differences are permanent, such amounts are reclassified within the capital accounts based on their federal tax basis treatment; temporary differences do not require such reclassification.

5. Repurchase Agreements

The Fund's custodian or designated subcustodian will take control of securities as collateral under repurchase agreements and determine on a daily basis that the value of such securities are sufficient to cover the value of the repurchase agreements. If the seller defaults and the value of collateral declines, or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of collateral by the Fund may be delayed or limited.

NOTE B

Advisory, Administrative Fees and Other Transactions with Affiliates

Under the terms of an Investment Advisory Agreement, the Fund pays the Adviser an advisory fee at an annual rate of .75 of 1% of the average adjusted weekly net assets of the Fund. Such fee is accrued daily and paid monthly. Under the terms of a Shareholder Inquiry Agency Agreement with Alliance

Global Investor Services, Inc. (AGIS), a wholly-owned subsidiary of the Adviser, the Fund reimburses AGIS for costs relating to servicing phone inquiries on behalf of the Fund. During the year ended September 30, 2004, the Fund reimbursed $265 to AGIS.

Under the terms of an Administration Agreement, the Fund paid Princeton Administrators, L.P. (the "Administrator") a fee at an annual rate of .15 of 1% of the average adjusted weekly net assets of the Fund for the period September 1, 2003 through June 30, 2004. Effective July 1, 2004, this fee was reduced so as to charge the Fund at a reduced annual rate of .12 of 1% of the average adjusted weekly net assets of the Fund but in no event less than $12,500 per month. Such fee is accrued daily and paid monthly. The Administrator prepares certain financial and regulatory reports for the Fund and provides clerical and other services.

NOTE C

Investment Transactions

Purchases and sales of investment securities (excluding short-term investments) for the year ended September 30, 2004, were as follows:

                                                                      Purchases           Sales
                                                                    -------------      -------------
Investment securities (excluding U.S. government securities) ....   $ 209,461,003      $ 230,120,754
U.S. government securities ......................................         -0-                -0-

At September 30, 2004, the cost of investments for federal income tax purposes, gross unrealized appreciation and gross unrealized depreciation (excluding written options and swap contracts) are as follows:

Cost .................................................            $ 201,224,761
                                                                  =============
Gross unrealized appreciation ........................            $  28,690,049
Gross unrealized depreciation ........................              (15,194,327)
                                                                  -------------
Net unrealized appreciation ..........................            $  13,495,722
                                                                  =============

1. Option Transactions

For hedging and investment purposes, the Fund may purchase and write (sell) put and call options on U.S. and foreign government securities and foreign currencies that are traded on U.S. and foreign securities exchanges and over-the-counter markets.

The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of the premium and a change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as portfolio securities. The cost of securities acquired through the exercise of call options is increased by the premiums paid. The proceeds from securities sold through the exercise of put options are decreased by the premiums paid.

When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from written options which expire unexercised are recorded by the Fund on the expiration date as realized gains from options written. The difference between the premium received and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium received is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium received is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium received reduces the cost basis of the security or currency purchased by the Fund. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the written option. Exercise of an option written by the Fund could result in the Fund selling or buying a security or currency at a price different from the current market value.

Transactions in written options for the year ended September 30, 2004 were as follows:

                                                          Number of
                                                          Contracts    Premiums
                                                            (000)      Received
                                                          ---------   ----------
Options outstanding at September 30, 2003 ............          -0-    $     -0-
Options written ......................................      12,258      224,373
Options exercised ....................................        (770)     (11,935)
Options terminated in closing purchase transactions ..          -0-          -0-
Options expired ......................................     (11,488)    (212,438)
                                                          ---------    ---------
Options outstanding at September 30, 2004 ............          -0-    $     -0-
                                                          ---------    ---------

2. Swap Agreements

The Fund may enter into swaps on sovereign debt obligations to hedge its exposure to interest rates and credit risk or for investment purposes. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Fund, and/or the termination value at the end of the contract. Therefore the Fund considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying securities.

As of October 1, 2003, the Portfolios have adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The Fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation/depreciation of swap contracts on the statement of assets and liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain/loss on swaps, in addition to realized gain/loss recorded upon the termination of swaps contracts on the statements of operations. Prior to October 1, 2003, these interim payments were reflected within interest income in the statement of operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation/depreciation of investments.

The Fund may enter into credit default swaps. The Fund may purchase credit protection on the referenced obligation of the credit default swap ("Buy Contract") or provide credit protection on the referenced obligation of the credit default swap ("Sale Contract"). A sale/(buy) in a credit default swap provides upon the occurrence of a credit event, as defined in the swap agreement, for the Fund to buy/(sell) from/(to) the counterparty at the notional amount (the "Notional Amount") and receive/(deliver) the principal amount of the referenced obligation. If a credit event occurs, the maximum payout amount for a Sale Contract is limited to the Notional Amount of the swap contract ("Maximum Payout Amount"). During the term of the swap agreement, the Fund receives/(pays) semi-annual fixed payments from/(to) the respective counterparty, calculated at the agreed upon interest rate applied to the Notional Amount. These interim payments are recorded within unrealized appreciation/depreciation of swap contracts on the statement of assets and liabilities.

Credit default swaps may involve greater risks than if a Fund had invested in the referenced obligation directly. Credit default swaps are subject to general market risk, liquidity risk, counterparty risk and credit risk. If the Fund is a buyer and no credit event occurs, it will lose its investment. In addition, if the Fund is a seller and a credit event occurs, the value of the referenced obligation received by the Fund coupled with the periodic payments previously received, may be less than the Maximum Payout Amount it pays to the buyer, resulting in a loss to the Fund.

At September 30, 2004, the Fund had Sale Contracts outstanding with Maximum Payout Amounts aggregating $5,690,000, with net unrealized appreciation of $363,118 and terms ranging from 1 year to 10 years, as reflected in the portfolio of investments.

In certain circumstances, the Fund may hold Sale Contracts on the same referenced obligation and with the same counterparty it has purchased credit protection, which may reduce its obligation to make payments on Sale Contracts, if a credit event occurs. The Fund had Buy Contracts outstanding with a Notional Amount of $510,000 with respect to the same referenced obligation and same counterparty of certain Sale Contracts outstanding, which reduced its obligation to make payments on Sale Contracts to $5,180,000 as of September 30, 2004.

3. Reverse Repurchase Agreements

Under a reverse repurchase agreement, the Fund sells securities and agrees to repurchase them at a mutually agreed upon date and price. At the time the Fund enters into a reverse repurchase agreement, it will establish a segregated account with the custodian containing liquid assets having a value at least equal to the repurchase price.

For the year ended September 30, 2004, the average amount of reverse repurchase agreements outstanding was $56,493,655 and the daily weighted average annual interest rate was 0.93%.

NOTE D

Capital Stock

There are 300,000,000 shares of $.01 par value common stock authorized of which 22,697,719 shares were issued and outstanding at September 30, 2004. During the year ended September 30, 2004 and the year ended September 30, 2003, the Fund issued 157,097 and 182,814 shares, respectively, in connection with the Fund's dividend reinvestment plan.

NOTE E

Risks Involved in Investing in the Fund

Interest Rate Risk and Credit Risk-Interest rate risk is the risk that changes in interest rates will affect the value of the Fund's investments in fixed-income debt securities such as bonds or notes. Increases in interest rates may cause the value of the Fund's investments to decline. Credit risk is the risk that the issuer or guarantor of a debt security, or the counterparty to a derivative contract, will be unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. The degree of risk for a particular security may be reflected in its credit risk rating. Credit risk is greater for medium quality and lower-rated securities. Lower-rated debt securities and similar unrated securities (commonly known as "junk bonds") have speculative elements or are predominantly speculative risks.

Concentration of Risk -- Investing in securities of foreign companies and foreign governments involves special risks which include the possibility of future political and economic developments which could adversely affect the value of such securities. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of comparable U.S. companies and the United States government.

The Fund invests in the Sovereign Debt Obligations of countries that are considered emerging market countries at the time of purchase. Therefore, the Fund is susceptible to governmental factors and economic and debt restructuring developments adversely affecting the economics of these emerging market countries. In addition, these debt obligations may be less liquid and subject to greater volatility than debt obligations of more developed countries.

Indemnification Risk -- In the ordinary course of business, the Fund enters into contracts that contain a variety of indemnifications. The Fund's maximum exposure under these arrangements is unknown. However, the Fund has not had prior claims or losses pursuant to these indemnification provisions and expects the risk of loss thereunder to be remote.

NOTE F

Securities Lending

The Fund has entered into a securities lending agreement with AG Edwards & Sons, Inc. (the "Lending Agent"). Under the terms of the agreement, the Lending Agent, on behalf of the Fund, administers the lending of portfolio securities to certain broker-dealers. In return, the Fund receives fee income from the lending transactions or it retains a portion of interest on the investment of any cash received as collateral. The Fund also continues to receive dividends or interest on the securities loaned. Unrealized gain or loss on the value of the securities loaned that may occur during the term of the loan will be reflected in the accounts of the Fund. All loans are continuously secured by collateral exceeding the value of the securities loaned. All collateral consists of either cash or U.S. Government securities. The Lending Agent may invest the cash collateral received in accordance with the investment restrictions of the Fund in one or more of the following investments: U.S. Government or U.S. Government agency obligations, bank obligations, corporate debt obligations, asset-backed securities, structured products, repurchase agreements and an eligible money market fund. The Lending Agent will indemnify the Fund for any loss resulting from a borrower's failure to return a loaned security when due. As of September 30, 2004, the Fund had loaned securities with a value of $3,674,409 and received cash collateral of $3,828,575, which was invested in a money market fund as included in the portfolio of investments. For the year ended September 30, 2004, the Fund earned fee income of $20,102, which is included in interest income in the accompanying statement of operations.

NOTE G

Distributions to Shareholders

The tax character of the distributions paid to shareholders during the fiscal years ended September 30, 2004 and September 30, 2003 were as follows:

                                                    2004           2003
Distributions paid from:
   Ordinary income .........................    $ 18,071,829   $ 18,177,141
                                                ------------   ------------
Total taxable distributions ................      18,071,829     18,177,141
Tax return of capital ......................              -0-            -0-
                                                ------------   ------------
Total distributions paid ...................    $ 18,071,829   $ 18,177,141
                                                ============   ============

As of September 30, 2004, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Accumulated capital and other losses ...................     $ (132,040,578)(a)
Unrealized appreciation/(depreciation) .................         13,774,580(b)
                                                             --------------
Total accumulated earnings/(deficit) ...................     $ (118,265,998)
                                                             ==============

(a) On September 30, 2004, the Fund had a net capital loss carryforward of $132,040,578 of which $43,032,718 expires in the year 2007, $24,635,181 expires in the year 2008, $10,899,598 expires in the year 2009, $33,249,705 expires in 2010 and $20,223,376 expires in the year 2011. To the extent future capital gains are offset by capital loss carryforwards, such gains will not be distributed. During the fiscal year, the Fund utilized capital loss carryforwards of $14,423,021
(b) The difference between book-basis and tax-basis unrealized appreciation/(depreciation) is attributable primarily to the tax deferral of losses on wash sales, the difference between book and tax amortization methods for premium and the difference between book and tax treatment of swap income.

During the current fiscal year, permanent differences, primarily due to distributions in excess of net investment income, the tax character of paydown gains/losses, tax treatment of swap income and the tax treatment of bond premium, resulted in a net decrease in distributions in excess of net investment income, a net increase in accumulated net realized loss on investments and a decrease in additional paid-in capital. This reclassification had no effect on net assets.

NOTE H

Legal Proceedings

As has been previously reported, the staff of the U.S. Securities and Exchange Commission ("SEC") and the Office of the New York Attorney General ("NYAG") have been investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that the Adviser provide information to them. The Adviser has been cooperating and will continue to cooperate with all of these authorities. The shares of the Fund are not redeemable by the Fund, but are traded on an exchange at prices established by the market. Accordingly, the Fund and its shareholders are not subject to the market timing and late trading practices that are the subject of the investigations mentioned above or the lawsuits described below. Please see below for a description of the agreements reached by the Adviser and the SEC and NYAG in connection with the investigations mentioned above.

Numerous lawsuits have been filed against the Adviser and certain other defendants in which plaintiffs make claims purportedly based on or related to the same practices that are the subject of the SEC and NYAG investigations referred to above. Some of these lawsuits name the Fund as a party. The lawsuits are now pending in the United States District Court for the District of Maryland pursuant to a ruling by the Judicial Panel on Multidistrict Litigation transferring and centralizing all of the mutual funds involving market and late trading in the District of Maryland. Management of the Adviser believes that these private lawsuits are not likely to have a material adverse effect on the results of operations or financial condition of the Fund.

On December 18, 2003, the Adviser confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of "market timing" mutual fund shares in some of the AllianceBernstein Mutual Funds. The agreement with the SEC is reflected in an Order of the Commission ("SEC Order"). The agreement with the NYAG is memorialized in an Assurance of Discontinuance dated September 1, 2004 ("NYAG Order"). Among the key provisions of these agreements are the following:

      (i) The Adviser agreed to establish a $250 million fund (the "Reimbursement Fund") to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the SEC Order. According to the SEC Order, the Reimbursement Fund is to be paid, in order of priority, to fund investors based on (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

      (ii) The Adviser agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds, commencing January 1, 2004, for a period of at least five years; and

      (iii) The Adviser agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order contemplates that the Adviser's registered investment company clients, including the Fund, will introduce governance and compliance changes.

The shares of the Fund are not redeemable by the Fund, but are traded on an exchange at prices established by the market. Accordingly, the Fund and its shareholders are not subject to the market timing practices described in the SEC Order and are not expected to participate in the Reimbursement Fund. Since the Fund is a closed-end fund, it will not have its advisory fee reduced pursuant to the terms of the agreements mentioned above.

The Adviser and approximately twelve other investment management firms were publicly mentioned in connection with the settlement by the SEC of charges that an unaffiliated broker/dealer violated federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds' disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas to the Adviser in connection with this matter and the Adviser has provided documents and other information to the SEC and is cooperating fully with its investigation.

On June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. Alliance Capital Management L.P., et al. ("Aucoin Complaint") was filed against the Adviser, Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, AXA Financial, Inc., AllianceBernstein Investment Research & Management, Inc., certain current and former directors of the AllianceBernstein Mutual Funds, and unnamed Doe defendants. The Aucoin Complaint names certain of the AllianceBernstein mutual funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by an alleged shareholder of an AllianceBernstein mutual fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts, an accounting of all fundrelated fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, numerous additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against the Adviser and certain other defendants, and others may be filed.

The Adviser believes that these matters are not likely to have a material adverse effect on the Fund or the Adviser's ability to perform advisory services relating to the Fund.

FINANCIAL HIGHLIGHTS
Selected Data For A Share Of Common Stock Outstanding Throughout Each Period

                                                                            Year Ended September 30,
                                                   ----------------------------------------------------------------------------
                                                     2004(a)           2003          2002(b)           2001           2000
                                                   ----------------------------------------------------------------------------
Net asset value, beginning of period ..........    $     7.68      $     5.58      $     6.33      $     8.09      $     8.39
                                                   ----------------------------------------------------------------------------
Income From Investment Operations
Net investment income(c) ......................          0.76            0.81            0.84            0.98            1.08
Net realized and unrealized gain (loss) on
   investment transactions ....................          0.23            2.10           (0.71)          (1.72)          (0.22
                                                   ----------------------------------------------------------------------------
Net increase (decrease) in net asset value
   from operations ............................          0.99            2.91            0.13           (0.74)           0.86
                                                   ----------------------------------------------------------------------------
Less: Dividends and Distributions
Dividends from net investment income ..........         (0.80)          (0.81)          (0.85)          (0.95)          (1.02
Tax return of capital .........................           -0-             -0-           (0.03)          (0.07)          (0.14
                                                   ----------------------------------------------------------------------------
Total dividends and distributions .............         (0.80)          (0.81)          (0.88)          (1.02)          (1.16
                                                   ----------------------------------------------------------------------------
Net asset value, end of period ................    $     7.87      $     7.68      $     5.58      $     6.33      $     8.09
                                                   ============================================================================
Market value, end of period ...................    $     7.87      $     8.15      $     6.29      $     7.62      $     8.50
                                                   ============================================================================
Premium/Discount ..............................          0.00%           6.12%          12.72%          20.38%           5.07%
Total Return
Total investment return based on:(d)
   Market value ...............................          6.91%          45.71%          (6.14)%          3.02%          (5.41)%
   Net asset value ............................         13.45%          54.77%            .23%         (10.08)%          9.99%
Ratios/Supplemental Data
Net assets, end of period (000's omitted) .....    $  178,735      $  173,182      $  124,834      $  140,110      $  179,653
Ratios to average net assets of:
   Expenses ...................................          1.44%           1.72%           2.12%           2.75%           2.70%
   Expenses, excluding interest expense(e) ....          1.15%           1.21%           1.15%           1.13%           1.09%
   Net investment income ......................          9.76%          11.88%          10.81%           9.90%           9.55%
Portfolio turnover rate .......................            95%             80%             63%            129%            134%

(a) As of October 1, 2003, the Fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to October 1, 2003, these interim payments were reflected within interest income/expense on the statement of operations. The effect of this change for the fiscal year ended September 30, 2004, was to decrease net investment income per share by $0.01 and increase net realized and unrealized gain (loss) on investment transactions per share by $0.01 and decrease the ratio of net investment income to average net assets by 0.17%.
(b) As required, effective October 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies, and began amortizing premium on debt securities for financial statement reporting purposes only. The effect of this change for the year end September 30, 2002 was to decrease net investment income per share by $0.01, decrease net realized and unrealized loss on investment by $0.01 and decrease the ratio of net investment income to average net assets from 10.91% to 10.81%. Per share, ratios and supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.
(c)   Based on average shares outstanding.
(d) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Generally, total investment return based on net asset value will be higher than total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total investment return calculated for a period of less than one year is not annualized.
(e) Excludes net interest expense of .29%, .51%, .97%, 1.62% and 1.61%, respectively, on borrowings.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ACM Managed Dollar Income Fund, Inc.

We have audited the accompanying statement of assets and liabilities of ACM Managed Dollar Income Fund, Inc. (the "Fund"), including the portfolio of investments, as of September 30, 2004, and the related statements of operations and cash flows for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2004, by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of ACM Managed Dollar Income Fund, Inc. at September 30, 2004, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP


                                                              New York, New York
                                                               November 22, 2004

PORTFOLIO OF INVESTMENTS
September 30, 2003

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
SOVEREIGN DEBT OBLIGATIONS-67.6%
Argentina-0.3%
Republic of Argentina FRN
   1.162%, 8/03/12(a) ......................       $       800       $   492,000
                                                                     -----------
Belize-0.5%
Government of Belize
   9.50%, 8/15/12 ..........................               850           854,250
                                                                     -----------
Brazil-11.8%
Banco Nacional de Desenvolvimento
   6.50%, 6/15/06(b) .......................               475           484,500
Republic of Brazil
   8.875%, 4/15/24 .........................             1,550         1,243,875
   10.00%, 1/16/07 .........................                50            53,375
   10.00%, 8/07/11 .........................             1,150         1,124,125
   10.125%, 5/15/27 ........................             1,250         1,118,750
   11.00%, 8/17/40(c) ......................             5,275         4,984,875
   11.50%, 3/12/08 .........................               450           492,300
   12.00%, 4/15/10 .........................               200           215,300
   12.75%, 1/15/20 .........................             1,500         1,607,250
   14.50%, 10/15/09 ........................             1,000         1,201,500
Republic of Brazil-DCB FRN
   Series L
   2.1875%, 4/15/12(a) .....................             3,075         2,460,000
   C-Bonds
   8.00%, 4/15/14(c) .......................             6,065         5,572,241
                                                                     -----------
                                                                      20,558,091
                                                                     -----------
Bulgaria-1.1%
Republic of Bulgaria
   8.25%, 1/15/15(b) .......................             1,624         1,848,875
                                                                     -----------
Colombia-2.8%
Republic of Colombia
   8.375%, 2/15/27 .........................               625           566,562
   9.75%, 4/23/09 ..........................               250           276,875
   10.00%, 1/23/12 .........................               900           980,100
   10.50%, 7/09/10 .........................               150           168,600
   10.75%, 1/15/13 .........................               550           616,000
   11.75%, 2/25/20(c) ......................             1,910         2,242,340
                                                                       4,850,477
                                                                     -----------
Ecuador-0.8%
Republic of Ecuador
   7.00%, 8/15/30(a)(b) ....................             1,775         1,112,037
   12.00%, 11/15/12(b) .....................               275           227,563
                                                                     -----------
                                                                       1,339,600
                                                                     -----------
El Salvador-0.5%
Republic of El Salvador
   7.75%, 1/24/23(b) .......................               450           469,125
   8.50%, 7/25/11(b) .......................               400           434,600
                                                                     -----------
                                                                         903,725
                                                                     -----------

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Mexico-7.8%
United Mexican States
   11.375%, 9/15/16(c) .....................       $     9,375       $13,476,563
                                                                     -----------
Panama-0.7%
Republic of Panama
   9.375%, 4/01/29 .........................               475           535,563
   10.75%, 5/15/20 .........................               550           654,500
                                                                     -----------
                                                                       1,190,063
                                                                     -----------
Peru-2.0%
Republic of Peru
   9.125%, 2/21/12 .........................             1,525         1,700,375
   9.875%, 2/06/15(c) ......................             1,025         1,186,438
Republic of Peru FLIRB VRN
   4.50%, 3/07/17(a) .......................               650           567,125
                                                                     -----------
                                                                       3,453,938
                                                                     -----------
Philippines-2.2%
Republic of Philippines
   9.00%, 2/15/13 ..........................               150           160,500
   9.875%, 1/15/19(c) ......................             2,300         2,501,250
   10.625%, 3/16/25(c) .....................             1,075         1,243,238
                                                                     -----------
                                                                       3,904,988
                                                                     -----------
Russia-27.7%
Ministry Finance of Russia
   Series V
   3.00%, 5/14/08 ..........................               650           570,375
   Series VI
   3.00%, 5/14/06 ..........................             3,600         3,478,680
Russian Federation
   5.00%, 3/31/30(a)(b)(c) .................            44,550        42,252,891
   5.00%, 3/31/30(a)(b) ....................             1,850         1,751,025
                                                                     -----------
                                                                      48,052,971
                                                                     -----------
TURKEY-5.1%
Republic of Turkey
   9.50%, 1/15/14(c) .......................             6,400         6,544,000
   9.875%, 3/19/08 .........................               400           431,600
   11.75%, 6/15/10 .........................             1,175         1,341,263
   11.875%, 1/15/30 ........................               400           464,000
                                                                     -----------
                                                                       8,780,863
                                                                     -----------
Ukraine-0.8%
Ukraine Government
   11.00%, 3/15/07(b) ......................             1,241         1,380,377
                                                                     -----------
Uruguay-0.9%
Republic of Uruguay
   7.50%, 3/15/15 ..........................               151           117,219
   7.875%, 1/15/33 .........................             2,065         1,393,875
                                                                     -----------
                                                                       1,511,094
                                                                     -----------
Venezuela-2.6%
Republic of Venezuela
   5.375%, 8/07/10 .........................               400           287,000
   9.25%, 9/15/27 ..........................             3,675         2,844,450
   10.75%, 9/19/13(b) ......................             1,000           922,500

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Republic of Venezuela DCB FRN
   Series DL
   1.875%, 12/18/07(a) .....................       $       536      $    484,282
                                                                    ------------
                                                                       4,538,232
                                                                    ------------
Total Sovereign Debt Obligations
   (cost $84,462,440) ......................                         117,136,107
                                                                    ------------
U.S. CORPORATE DEBT OBLIGATIONS-50.4%
Aerospace/Defense-0.5%
K&F Industries, Inc.
   Series B
   9.625%, 12/15/10 ........................               190           209,950
Sequa Corp.
   9.00%, 8/01/09 ..........................               210           231,000
TD Funding Corp.
   8.375%, 7/15/11(b) ......................               450           486,000
                                                                    ------------
                                                                         926,950
                                                                    ------------
Automotive-1.5%
Dana Corp.
   10.125%, 3/15/10 ........................               575           645,438
Dura Operating Corp.
   Series D
   9.00%, 5/01/09 ..........................               422           394,570
HLI Operating, Inc.
   10.50%, 6/15/10(b) ......................               440           481,800
TRW Automotive, Inc.
   9.375%, 2/15/13(b) ......................               410           463,300
   11.00%, 2/15/13(b) ......................               255           298,350
United Auto Group, Inc.
   9.625%, 3/15/12 .........................               280           307,300
                                                                    ------------
                                                                       2,590,758
                                                                    ------------
Broadcasting & Media-1.4%
Albritton Communications Co.
   7.75%, 12/15/12 .........................               415           425,375
Emmis Communications Corp.
   12.50%, 3/15/11(d) ......................               350           313,250
PRIMEDIA, Inc.
   8.00%, 5/15/13(b) .......................                80            81,200
   8.875%, 5/15/11 .........................               325           338,813
Radio One, Inc.
   8.875%, 7/01/11 .........................               415           453,388
Sinclair Broadcast Group, Inc.
   8.00%, 3/15/12 ..........................               270           286,200
   8.75%, 12/15/11 .........................               285           311,363
Young Broadcasting, Inc.
   8.50%, 12/15/08 .........................               195           208,650
                                                                    ------------
                                                                       2,418,239
                                                                    ------------
Building & Real Estate-2.1%
Beazer Homes USA, Inc.
   8.375%, 4/15/12 .........................               195           211,575
Jacuzzi Brands, Inc.
   9.625%, 7/01/10(b) ......................               300           312,750

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
KB HOME
   7.75%, 2/01/10 ..........................       $       560       $   593,600
LNR Property Corp.
   7.625%, 7/15/13(b) ......................               125           129,375
   10.50%, 1/15/09 .........................               725           775,750
M.D.C Holdings, Inc.
   7.00%, 12/01/12 .........................               200           220,209
Meritage Corp.
   9.75%, 6/01/11 ..........................               470           517,000
Schuler Homes, Inc.
   10.50%, 7/15/11 .........................               385           438,419
Werner Holdings Co., Inc.
   Series A
   10.00%, 11/15/07 ........................               200           204,000
William Lyon Homes, Inc.
   10.75%, 4/01/13 .........................               285           310,650
                                                                     -----------
                                                                       3,713,328
                                                                     -----------
Cable-1.6%
CSC Holdings, Inc.
   7.625%, 7/15/18 .........................               405           390,825
DirecTV Holdings LLC
   8.375%, 3/15/13 .........................               305           345,412
Echostar DBS Corp.
   5.75%, 10/01/08(b) ......................               435           437,719
   6.375%, 10/01/11(b) .....................               255           256,275
   9.375%, 2/01/09 .........................               795           851,644
Insight Midwest LP
   9.75%, 10/01/09 .........................               405           410,062
                                                                     -----------
                                                                       2,691,937
                                                                     -----------
Chemicals-2.3%
Equistar Chemical Funding LP
   10.125%, 9/01/08 ........................               555           552,225
   10.625%, 5/01/11(b) .....................               130           129,350
FMC Corp.
   10.25%, 11/01/09 ........................               270           309,150
Georgia Gulf Corp.
   10.375%, 11/01/07 .......................               500           530,625
Huntsman Advanced Materials LLC
   11.00%, 7/15/10(b) ......................               295           308,275
Huntsman International LLC
   9.875%, 3/01/09 .........................               780           822,900
Millennium America, Inc.
   9.25%, 6/15/08 ..........................               275           286,688
Resolution Performance Products LLC
   9.50%, 4/15/10 ..........................               560           574,000
Westlake Chemical Corp.
   8.75%, 7/15/11(b) .......................               445           463,913
                                                                     -----------
                                                                       3,977,126
                                                                    ------------
Communications - Fixed-1.7%
FairPoint Communications, Inc.
   11.875%, 3/01/10 ........................               300           343,500
Qwest Corp.
   8.875%, 3/15/12(b) ......................             1,525         1,700,375
Time Warner Telecom, Inc.
   10.125%, 2/01/11 ........................               940           942,350
                                                                     -----------
                                                                       2,986,225
                                                                     -----------

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Communications - Mobile-2.9%
ACC Escrow Corp.
   10.00%, 8/01/11(b) ......................       $       660       $   712,800
Dobson Communications Corp.
   8.875%, 10/01/13(b) .....................               790           802,837
Dobson/Sygnet Communications
   12.25%, 12/15/08 ........................               675           727,312
Iridium LLC Capital Corp.
   Series B
   14.00%, 7/15/05(e) ......................             5,000           400,000
Nextel Communications, Inc.
   7.375%, 8/01/15 .........................               460           466,900
   9.50%, 2/01/11 ..........................               500           555,000
   9.95%, 2/15/08 ..........................               430           454,188
TeleCorp PCS, Inc.
   10.625%, 7/15/10 ........................               203           240,514
Tritel PCS, Inc.
   10.375%, 1/15/11 ........................               234           282,607
Triton PCS, Inc.
   8.75%, 11/15/11 .........................               405           406,012
                                                                     -----------
                                                                       5,048,170
                                                                     -----------
Consumer Manufacturing-2.2%
Applica, Inc.
   10.00%, 7/31/08 .........................               162           170,505
Broder Brothers Co.
   11.25%, 10/15/10(b) .....................               500           508,750
Central Garden & Pet Company
   9.125%, 2/01/13 .........................               195           213,525
Collins & Aikman Floorcoverings, Inc.
   9.75%, 2/15/10 ..........................               260           275,600
Hines Nurseries, Inc.
   10.25%, 10/01/11(b) .....................               235           246,750
Jostens, Inc.
   12.75%, 5/01/10 .........................               650           757,250
Rayovac Corp.
   8.50%, 10/01/13(b) ......................               185           185,000
Salton, Inc.
   12.25%, 4/15/08 .........................               490           481,425
Sealy Mattress Co.
   9.875%, 12/15/07 ........................               410           414,100
St. John Knits International, Inc.
   12.50%, 7/01/09 .........................               200           220,000
Warnaco, Inc.
   8.875%, 6/15/13(b) ......................               280           301,700
                                                                     -----------
                                                                       3,774,605
                                                                     -----------
Energy-4.6%
Chesapeake Energy Corp.
   7.75%, 1/15/15 ..........................               855           906,300
CITGO Petroleum Corp.
   11.375%, 2/01/11(b) .....................             1,630         1,850,050
Frontier Escrow Corp.
   8.00%, 4/15/13(b) .......................                90            91,800
Frontier Oil Corp.
   11.75%, 11/15/09 ........................               260           295,100
Grant Prideco, Inc.
   9.00%, 12/15/09 .........................               600           649,500

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Grey Wolf, Inc.
   8.875%, 7/01/07 .........................       $        90       $    92,250
Hilcorp Energy
   10.50%, 9/01/10(b) ......................             1,055         1,126,212
Northwest Pipelines Corp.
   8.125%, 3/01/10 .........................               330           359,700
Pioneer Natural Resources Co.
   8.875%, 4/15/05 .........................               395           427,588
Premco Refining Group, Inc.
   9.50%, 2/01/13 ..........................               270           298,350
Pride International, Inc.
   9.375%, 5/01/07 .........................               145           150,075
Southern Natural Gas Co.
   7.35%, 2/15/31 ..........................               365           337,625
   8.875%, 3/15/10 .........................               290           311,750
Universal Compression, Inc.
   7.25%, 5/15/10 ..........................               220           227,700
Westport Resources Corp.
   8.25%, 11/01/11(b) ......................                80            87,800
   8.25%, 11/01/11 .........................               190           208,525
XTO Energy, Inc. ...........................
   6.25%, 4/15/13 ..........................               215           223,600
   7.50%, 4/15/12 ..........................               250           279,375
                                                                     -----------
                                                                       7,923,300
                                                                     -----------
Entertainment & Leisure-1.3%
Cinemark USA, Inc.
   9.00%, 2/01/13 ..........................               365           391,462
Premier Parks
   9.75%, 6/15/07 ..........................               165           162,938
Six Flags, Inc.
   9.50%, 2/01/09 ..........................             1,050         1,005,375
   9.75%, 4/15/13(b) .......................                85            80,325
Universal City Development Partners
   11.75%, 4/01/10(b) ......................               455           514,150
                                                                     -----------
                                                                       2,154,250
                                                                     -----------
Financial-2.3%
Crum & Forster Holdings Corp.
   10.375%, 6/15/13(b) .....................               210           229,425
iStar Financial, Inc.
   7.00%, 3/15/08 ..........................                85            88,825
   8.75%, 8/15/08 ..........................               350           393,750
Markel Capital Trust I
   Series B
   8.71%, 1/01/46(f) .......................               660           676,500
Nationwide CSN Trust
   9.875%, 2/15/25(b) ......................             1,000         1,162,100
PXRE Capital Trust I
   8.85%, 2/01/27 ..........................               510           453,900
Western Financial Bank
   9.625%, 5/15/12 .........................               420           456,750
Williams Scotsman, Inc.
   9.875%, 6/01/07 .........................               550           544,500
                                                                     -----------
                                                                       4,005,750
                                                                     -----------

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Food/Beverage-1.1%
Del Monte Food Co.
   8.625%, 12/15/12(b) .....................       $       145       $   159,137
   9.25%, 5/15/11 ..........................               255           281,137
DIMON, Inc.
   7.75%, 6/01/13(b) .......................               110           113,300
   Series B
   9.625%, 10/15/11 ........................               175           195,562
Dole Food Company, Inc.
   8.625%, 5/01/09 .........................               255           272,850
   8.875%, 3/15/11(b) ......................               145           155,150
Merisant Co.
   9.50%, 7/15/13(b) .......................               300           322,500
Swift & Co.
   10.125%, 10/01/09 .......................               345           382,950
                                                                     -----------
                                                                       1,882,586
                                                                     -----------
Gaming-3.4%
Ameristar Casinos, Inc.
   10.75%, 2/15/09 .........................               230           262,775
Argosy Gaming Co.
   9.00%, 9/01/11 ..........................               235           256,737
Boyd Gaming Corp.
   7.75%, 12/15/12 .........................               255           264,563
Harrah's Operating Company, Inc.
   7.875%, 12/15/05 ........................               230           249,550
Horseshoe Gaming Holding Corp.
   Series B
   8.625%, 5/15/09 .........................               195           209,869
MGM Mirage, Inc.
   8.375%, 2/01/11 .........................               575           635,375
Mandalay Resort Group
   10.25%, 8/01/07 .........................               570           658,350
Mohegan Tribal Gaming
   6.375%, 7/15/09(b) ......................               140           141,925
   8.375%, 7/01/11 .........................               220           240,900
Park Place Entertainment
   7.00%, 4/15/13 ..........................               305           316,819
   7.875%, 3/15/10 .........................               295           317,125
   9.375%, 2/15/07 .........................               230           254,725
Riviera Holdings Corp.
   11.00%, 6/15/10 .........................               320           318,800
Station Casinos, Inc.
   8.375%, 2/15/08 .........................               235           254,681
Trump Holdings and Funding
   11.625%, 3/15/10 ........................               560           503,300
Turning Stone Casino Resort Enterprise
   9.125%, 12/15/10(b) .....................               290           312,838
Venetian Casino Resort, LLC
   11.00%, 6/15/10 .........................               610           698,450
                                                                     -----------
                                                                       5,896,782
                                                                     -----------
Healthcare-2.7%
Alliance Imaging, Inc.
   10.375%, 4/15/11 ........................               425           444,125
AmerisourceBergen Corp.
   8.125%, 9/01/08 .........................               190           207,100

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Concentra Operating Corp.
   9.50%, 8/15/10(b) .......................       $       200       $   210,000
   13.00%, 8/15/09 .........................               430           479,450
Extendicare Health Services
   9.50%, 7/01/10 ..........................               340           370,600
HCA, Inc.
   7.875%, 2/01/11 .........................               655           732,268
Hanger Orthopedic Group, Inc.
   10.375%, 2/15/09 ........................               380           426,075
PacifiCare Health Systems, Inc.
   10.75%, 6/01/09 .........................               585           675,675
Select Medical Corp.
   7.50%, 8/01/13(b) .......................               390           404,625
Triad Hospitals, Inc.
   Series B
   8.75%, 5/01/09 ..........................               455           497,087
   11.00%, 5/15/09 .........................               245           270,725
                                                                     -----------
                                                                       4,717,730
                                                                     -----------
Hotels & Lodging-1.7%
Extended Stay America, Inc.
   9.875%, 6/15/11 .........................               405           449,044
Felcor Lodging LP
   8.50%, 6/01/11 ..........................               145           155,150
   10.00%, 9/15/08 .........................               200           216,000
Host Marriott LP
   9.25%, 10/01/07 .........................               105           115,106
   9.50%, 1/15/07 ..........................               330           363,000
La Quinta Corp.
   8.875%, 3/15/11(b) ......................               400           435,500
MeriStar Hospitality Corp.
   9.125%, 1/15/11 .........................               100           105,500
MeriStar Hospitality Operating Partnership, LPP
   10.50%, 6/15/09 .........................               210           227,850
Starwood Hotels & Resorts Worldwide, Inc.
   7.875%, 5/01/12 .........................               515           566,500
Vail Resorts, Inc.
   8.75%, 5/15/09 ..........................               280           295,750
                                                                     -----------
                                                                       2,929,400
                                                                     -----------
INDUSTRIAL-2.3%
AMSTED Industries, Inc.
   10.25%, 10/15/11(b) .....................               545           588,600
Case New Holland, Inc.
   9.25%, 8/01/11(b) .......................               685           739,800
Dayton Superior Corp.
   10.75%, 9/15/08(b) ......................               245           252,350
FastenTech, Inc.
   11.50%, 5/01/11(b) ......................               350           367,500
Flowserve Corp.
   12.25%, 8/15/10 .........................               370           429,200
H&E Equipment/Finance
   11.125%, 6/15/12 ........................               260           222,300
NMHG Holding Co.
   10.00%, 5/15/09 .........................               220           243,100
SPX Corp.
   7.50%, 1/01/13 ..........................               205           216,788

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Terex Corp.
   10.375%, 4/01/11 ........................       $       400       $   450,000
TriMas Corp.
   9.875, 6/15/12 ..........................               505           515,100
                                                                     -----------
                                                                       4,024,738
                                                                     -----------
Metals/Mining-0.8%
AK Steel Corp.
   7.875%, 2/15/09 .........................             1,315           946,799
Peabody Energy Corp.
   6.875%, 3/15/13 .........................               410           429,475
                                                                     -----------
                                                                       1,376,274
                                                                     -----------
Paper & Packaging-3.8%
Anchor Glass Container Corp.
   11.00%, 2/15/13(b) ......................                45            50,625
   11.00%, 2/15/13 .........................               395           444,375
Ball Corp.
   6.875%, 12/15/12 ........................             1,000         1,036,250
Berry Plastics Corp.
   10.75%, 7/15/12 .........................               390           436,800
Constar International, Inc.
   11.00%, 12/01/12 ........................               140           118,300
Crown Paper Co.
   11.00%, 9/01/05(e) ......................             5,000                 0
Georgia-Pacific Corp.
   9.375%, 2/01/13 .........................               765           857,756
Graphic Packaging Int'l Corp.
   9.50%, 8/15/13(b) .......................               655           722,137
Greif Bros. Corp.
   8.875%, 8/01/12 .........................               280           304,500
Owens-Brockway Glass Container, Inc.
   8.875%, 2/15/09 .........................               795           850,650
Plastipak Holdings, Inc.
   10.75%, 9/01/11 .........................               275           302,500
Pliant Corp.
   11.125%, 9/01/09(b) .....................               385           412,913
Russell-Stanley Holdings, Inc.
   9.00%, 11/30/08(b)(f)(g) ................               782           359,596
Stone Container Corp.
   9.25%, 2/01/08 ..........................               535           584,488
   9.75%, 2/01/11 ..........................                12            13,140
                                                                     -----------
                                                                       6,494,030
                                                                     -----------
Publishing-2.0%
American Media, Inc.
   8.875%, 1/15/11 .........................               105           113,006
   10.25%, 5/01/09 .........................               500           536,875
Dex Media East LLC
   9.875%, 11/15/09 ........................               110           125,125
   12.125%, 11/15/12 .......................               320           388,000
Dex Media West LLC
   8.50%, 8/15/10(b) .......................               160           174,800
   9.875%, 8/15/13(b) ......................               625           709,375
Hollinger International Publishing, Inc.
   9.00%, 12/15/10 .........................               530           561,137
Houghton Mifflin Co.
   8.25%, 2/01/11 ..........................               280           294,700
   9.875%, 2/01/13 .........................               100           106,500

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
PEI Holdings, Inc.
   11.00%, 3/15/10 .........................       $       205       $   227,550
RH Donnelley, Inc.
   10.875%, 12/15/12(b) ....................               255           302,175
                                                                     -----------
                                                                       3,539,243
                                                                     -----------
Restaurants-0.2%
Domino's Inc.
   8.25%, 7/01/11(b) .......................               350           371,437
                                                                     -----------
Retail-0.8%
J.C. Penney Corporation, Inc.
   8.00%, 3/01/10 ..........................               490           540,225
Payless ShoeSource, Inc.
   8.25%, 8/01/13(b) .......................               500           510,000
Saks, Inc.
   8.25%, 11/15/08 .........................               290           319,000
                                                                     -----------
                                                                       1,369,225
                                                                     -----------
Service-2.6%
Allied Waste North America
   8.50%, 12/01/08 .........................                85            92,225
   8.875%, 4/01/08 .........................               645           701,438
   10.00%, 8/01/09 .........................             1,230         1,339,162
Coinmach Corp.
   9.00%, 2/01/10 ..........................               250           267,500
Corrections Corp. of America
   7.50%, 5/01/11 ..........................                40            41,450
   9.875%, 5/1/09 ..........................               280           315,700
Iron Mountain, Inc.
   7.75%, 1/15/15 ..........................               115           119,313
   8.625%, 4/01/13 .........................               350           374,500
National Waterworks, Inc.
   10.50%, 12/01/12 ........................               235           257,913
Service Corp. International
   6.50%, 3/15/08 ..........................               240           238,800
   7.70%, 4/15/09 ..........................               240           246,600
United Rentals, Inc.
   10.75%, 4/15/08(b) ......................               200           222,500
   10.75%, 4/15/08 .........................               205           228,062
                                                                     -----------
                                                                       4,445,163
                                                                     -----------
Supermarket & Drugstore-1.0%
Pathmark Stores, Inc.
   8.75%, 2/01/12 ..........................               310           319,300
   8.75%, 2/01/12(b) .......................               185           189,625
Rite Aid Corp.
   9.25%, 6/01/13(b) .......................                75            79,875
   9.50%, 2/15/11 ..........................               660           749,100
Roundy's, Inc.
   Series B
   8.875%, 6/15/12 .........................               270           283,500
Stater Bros. Holdings, Inc.
   10.75%, 8/15/06 .........................               150           157,875
                                                                     -----------
                                                                       1,779,275
                                                                     -----------

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Technology-1.7%
Cooporative Computing, Inc.
   10.50%, 6/15/11(b) ......................       $       305       $   330,925
Fairchild Semiconductor
   10.50%, 2/01/09 .........................               505           564,337
ON Semiconductor Corp.
   12.00%, 3/15/10 .........................               715           841,913
Unisys Corp.
   6.875%, 3/15/10 .........................             1,000         1,045,000
   7.875%, 4/01/08 .........................               185           193,325
                                                                     -----------
                                                                       2,975,500
                                                                     -----------
Utilities - Electric & Gas-1.9%
AES Corporation
   8.75%, 5/15/13(b) .......................                65            68,575
   9.00%, 5/15/15(b) .......................               105           111,562
   10.00%, 7/15/05(b) ......................               290           300,150
Calpine Corp.
   8.50%, 7/15/10(b) .......................             1,580         1,461,500
PG&E Corp.
   6.875%, 7/15/08(b) ......................               395           416,725
SEMCO Energy, Inc.
   7.125%, 5/15/08(b) ......................               125           126,250
   7.75%, 5/15/13(b) .......................               235           237,938
The Williams Companies, Inc.
   8.625%, 6/01/10 .........................               485           517,738
                                                                     -----------
                                                                       3,240,438
                                                                     -----------
Total U.S. Corporate Debt Obligations
   (cost $94,979,445) ......................                          87,252,459
                                                                     -----------
NON-U.S. CORPORATE DEBT OBLIGATIONS-10.9%
Argentina-0.2%
Supercanal Holdings, SA
   10.75%, 11/07/02(e)(f) ..................             3,478           417,315
                                                                     -----------
Bahamas-0.2%
Sun International Hotels, Ltd.
   8.875%, 8/15/11 .........................               245           266,744
                                                                     -----------
Canada-0.6%
Fairfax Financial Holdings
   7.375%, 4/15/18 .........................               250           225,000
Intrawest Corp.
   9.75%, 8/15/08 ..........................               220           232,375
   10.50%, 2/01/10 .........................               150           166,312
Norske Skog Canada, Ltd.
   Series D
   8.625%, 6/15/11 .........................               335           350,494
                                                                     -----------
                                                                         974,181
                                                                     -----------
Cayman Islands-0.8%
PF Export Receivables Master Trust
   6.436%, 6/01/15(b) ......................             1,462         1,454,918
                                                                     -----------
France-0.3%
Crown Euro Holdings S.A ....................
   9.50%, 3/01/11(b) .......................               405           437,400
                                                                     -----------

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
Great Britian-0.3%
Danka Business Systems
   11.00%, 6/15/10(b) ......................       $        95       $    87,875
Royal & Sun Alliance Insurance Group PLC
   8.95%, 10/15/29 .........................               450           408,162
                                                                     -----------
                                                                         496,037
                                                                     -----------
Ireland-0.4%
Eircom Funding
   8.25%, 8/15/13(b) .......................               245           264,600
MDP Acquisitions PLC
   9.625%, 10/01/12 ........................               390           429,000
                                                                     -----------
                                                                         693,600
                                                                     -----------
Kazakhstan-0.7%
Hurricane Finance BV
   9.625%, 2/12/10(b) ......................               400           436,000
Kazkommerts International BV
   8.50%, 4/16/13(b) .......................               850           830,875
                                                                     -----------
                                                                       1,266,875
                                                                     -----------
Liberia-0.4%
Royal Caribbean Cruises, Ltd. ..............
   8.00%, 5/15/10 ..........................               625           662,500
                                                                     -----------
Luxembourg-1.3%
Mobile Telesystems Finance S.A .............
   10.95%, 12/21/04 ........................             2,130         2,273,775
                                                                     -----------
Mexico-4.2%
Innova S. de R.L ...........................
   9.375%, 9/19/13(b) ......................             2,865         2,897,231
   12.875%, 4/01/07 ........................             4,275         4,424,625
                                                                     -----------
                                                                       7,321,856
                                                                     -----------
Romania-0.3%
Mobifon Holdings BV
   12.50%, 7/31/10(b) ......................               425           465,375
                                                                     -----------
Russia-1.0%
Gazprom OAO
   9.625%, 3/01/13(b) ......................             1,000         1,076,875
Tyumen Oil Company
   11.00%, 11/06/07(b) .....................               550           615,000
                                                                     -----------
                                                                       1,691,875
                                                                     -----------
Singapore-0.2%
Flextronics International, Ltd. ............
   6.50%, 5/15/13(b) .......................               425           423,937
                                                                    ------------
Total Non-U.S. Corporate Debt Obligations
   (cost $20,782,877) ......................                          18,846,388
                                                                     -----------
CONVERTIBLE PREFERRED STOCK-0.0%
PSINet, Inc.
   7.00%(b) ................................            15,000                 0
                                                                     -----------
Total Convertible Preferred Stock
   (cost $600,000) .........................                                   0
                                                                     -----------

                                                     Principal
                                                        Amount
                                                         (000)      U.S. $ Value
--------------------------------------------------------------------------------
NON-CONVERTIBLE PREFERRED STOCKS-1.5%
CSC Holdings, Inc.
   Series M
   11.125% .................................       $    12,187       $ 1,276,588
Sovereign Real Estate Investment Trust
   12.00%(b) ...............................               870         1,287,600
                                                                     -----------
Total Non-Convertible Preferred Stocks
   (cost $1,973,483) .......................                           2,564,188
                                                                     -----------
COMMON STOCK & WARRANTS-0.0%
Central Bank of Nigeria
   Warrants, expiring 11/15/20(h) ..........             1,000                 0
Republic of Venezuela
   Warrants, expiring 4/15/20(h) ...........             7,140                 0
Russell-Stanley Holdings, Inc.
   Common Stock(h)(i) ......................           100,000                 1
                                                                     -----------
Total Common Stock & Warrants
   (cost $0) ...............................                                   1
                                                                     ===========

                                                 Contracts(j),
                                                     or Shares         U.S.Value
CALL OPTION PURCHASED(H)-0.0%
Federal Republic of Brazil C -Bonds
   Expiring Oct '03 @ 90.9375
   (cost $24,782) ..........................         2,154,968    $      34,479
                                                                  -------------
Total Investments Before Security
   Lending Collateral-130.4%
   (cost $202,823,027) .....................                       225,833,622
                                                                  -------------
Investment of Cash Collateral for
   Securities Loaned*-2.1%
   Short-Term Investment ...................            Shares
UBS Private Money Market Fund, LLC
   1.03%
   (cost $3,594,750) .......................         3,594,750        3,594,750
                                                                  -------------
Total Investments-132.5%
   (cost $206,417,777) .....................                        229,428,372
Other assets less liabilities - (32.5)% ....                        (56,246,705)
                                                                  -------------
Net Assets-100.0% ..........................                      $ 173,181,667
                                                                  -------------
* See Note F for securities lending information.

CREDIT DEFAULT SWAP CONTRACTS (see Note C)

                                     Notional                                  Unrealized
Swap Counterparty &                   Amount     Interest     Termination     Appreciation/
Reference Obligation                  (000)        Rate           Date       (Depreciation)
-------------------------------------------------------------------------------------------
Buy Contracts:
Deutsche Bank A.G. London
Federal Republic of Peru
9.875%, 2/06/15                        700          3.90%       12/20/08       $ (4,760)

JP Morgan Chase
Federal Republic of Venezuela
1.875%, 12/18/07                      1,050         5.00        9/20/04         (10,395)

Sales Contracts:
Citigroup Global Markets, Inc.
Federal Republic of Brazil
12.25%, 3/06/30                       1,000         6.35        8/20/05          33,300

Deutsche Bank A.G. London
Federal Republic of Brazil
12.25%, 3/06/30                        600         17.85        2/06/08         219,420

Deutsche Bank A.G. London
Federal Republic of Brazil
12.25%, 3/06/30                       1,500        14.50        3/08/08         374,550

Deutsche Bank A.G. London
Federal Republic of Romania
8.50%, 5/08/12                        1,550         3.55%        4/03/10        105,865

JP Morgan Chase
Federal Republic of Venezuela
1.875%, 12/18/07                      1,050         7.70        9/20/06           7,770

JP Morgan Chase
Federal Republic of Brazil
8.00%, 4/15/14                         500          8.60        9/20/08          20,550

                                     Notional                                  Unrealized
Swap Counterparty &                   Amount     Interest     Termination     Appreciation/
Reference Obligation                  (000)        Rate           Date       (Depreciation)
-------------------------------------------------------------------------------------------
Sales Contracts (continued):
JP Morgan Chase
Federal Republic of Brazil
8.00%, 4/15/14                          500         9.05        9/20/13          44,800

JP Morgan Chase
Federal Republic of Brazil
8.00%, 4/15/14                        2,000         9.34        9/20/13         179,200

REVERSE REPURCHASE AGREEMENTS (see Note C)

                         Interest
Broker                     Rate                Maturity               Amount
-----------------------------------------------------------------------------
Deutsche Bank              1.05%               10/01/03            15,184,024
Deutsche Bank              1.10                10/01/03               945,029
Deutsche Bank              0.25                12/31/03             2,641,922
Deutsche Bank              0.45                12/31/03             2,103,471
Deutsche Bank              1.05                12/31/03            13,005,379
Deutsche Bank              1.10                12/31/03            26,730,084
JP Morgan Chase            0.95                12/31/03             4,408,567
Lehman Brothers            0.15                12/31/03             1,154,628
Lehman Brothers            0.25                12/31/03             6,180,215
Lehman Brothers            0.75                12/31/03             1,124,179
Lehman Brothers            0.85                12/31/03             1,322,123
                                                                  -----------
                                                                  $74,799,621
                                                                  ===========

(a) Coupon changes periodically based upon a predetermined schedule. Stated interest rate in effect at September 30, 2003.
(b) Security is exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2003, the aggregate market value of these securities amounted to $85,971,468 or 50% of net assets.
(c) Positions, or portions thereof, with an aggregate market value of $73,502,438 have been segregated to collateralize reverse repurchase agreements.
(d) Indicates a security that has a zero coupon that remains in effect until a predetermined date at which time the stated coupon rate becomes effective until final maturity.
(e)   Security is in default and is non-income producing.
(f)   Illiquid security, valued at fair market value (see Note A).
(g)   Coupon is paid in-kind.
(h)   Non-income producing security.
(i)   Common stock, par value is $0.01 per share.
(j)   One contract relates to principal amount of $1.00.

      Glossary of Terms:

      DCB   - Debt Conversion Bond
      FLIRB - Front Loaded Interest Reduction Bond
      FRN   - Floating Rate Note
      VRN   - Variable Rate Note

See notes to financial statements.

STATEMENT OF ASSETS & LIABILITIES
September 30, 2003

Assets

Investments in securities, at value (cost $206,417,777)
   --including investment of cash collareral for securities
   loaned of $3,594,750 .....................................   $ 229,428,372(a)
Cash ........................................................         692,783
Due from broker .............................................      13,005,000
Interest and dividends receivable ...........................       5,567,390
Receivable for investment securities sold ...................       4,870,809
Unrealized appreciation on credit default swap contracts ....         985,455
Paydown receivable ..........................................         177,327
Other assets ................................................          14,010
                                                                -------------
Total assets ................................................     254,741,146
                                                                -------------
Liabilities
Reverse repurchase agreements ...............................      74,799,621
Payable for collateral on securities loaned .................       3,594,750
Payable for investment securities purchased .................       2,858,382
Advisory fee payable ........................................         112,173
Administrative fee payable ..................................          22,433
Unrealized depreciation on credit default swap contracts ....          15,155
Accrued expenses and other liabilities ......................         156,965
                                                                -------------
Total liabilities ...........................................      81,559,479
                                                                -------------
Net Assets ..................................................   $ 173,181,667
                                                                =============
Composition of Net Assets
Common stock, at par ........................................   $     225,406
Additional paid-in capital ..................................     296,111,267
Distributions in excess of net investment income ............        (123,407)
Accumulated net realized loss on investment transactions ....    (147,012,494)
Net unrealized appreciation of investments ..................      23,980,895
                                                                -------------
                                                                $ 173,181,667
                                                                =============
Net Asset Value Per Share
   (based on 22,540,621 shares outstanding)                     $       7.68
                                                                =============

(a)   Includes securities on loan with a value of $3,420,869 (see Note F).

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended September 30, 2003

Investment Income
Interest ......................................................     $ 20,898,974
Dividends .....................................................           43,912       $ 20,942,886
                                                                    ------------

Expenses
Advisory fee ..................................................        1,154,590
Administrative fee ............................................          230,916
Printing ......................................................          126,309
Custodian .....................................................           98,912
Audit and legal ...............................................           98,072
Transfer agency ...............................................           51,746
Directors' fees ...............................................           38,548
Registration fees .............................................           24,938
Miscellaneous .................................................           45,797
                                                                    ------------
Total expenses before interest ................................        1,869,828
Interest expense ..............................................          779,443
                                                                    ------------
Total expenses ................................................                           2,649,271
                                                                                       ------------
Net investment income .........................................                          18,293,615
                                                                                       ------------
Realized and Unrealized Gain (Loss) on Investment Transactions
Net realized gain (loss) on:
   Investment transactions ....................................                           3,255,229
   Swap contracts .............................................                            (191,781)
   Written options ............................................                             120,834
Net change in unrealized appreciation/depreciation of:
   Investments ................................................                          42,802,435
   Swap contracts .............................................                             970,300
                                                                                       ------------
Net gain on investment transactions ...........................                          46,957,017
                                                                                       ------------
Net Increase in Net Assets from Operations ....................                        $ 65,250,632
                                                                                       ------------

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

                                                                            Year Ended      Year Ended
                                                                          September 30,   September 30,
                                                                               2003           2002
--------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets
Resulting from Operations

Net investment income ................................................   $  18,293,615    $  18,676,310
Net realized gain (loss) on investment transactions ..................       3,184,282      (30,457,612)
Net change in unrealized appeciation/depreciation of investments .....      43,772,735       14,551,799
                                                                         -------------    -------------
Net increase in net assets from operations ...........................      65,250,632        2,770,497
Dividends and Distributions to Shareholders from
Net investment income ................................................     (18,177,141)     (18,835,190)
Tax return of capital ................................................             -0-         (730,704)
Common Stock Transactions
Reinvestment of dividends resulting in the issuance of Common Stock ..       1,273,690        1,520,333
                                                                         -------------    -------------
Total increase (decrease) ............................................      48,347,181      (15,275,064)
Net Assets
Beginning of period ..................................................     124,834,486      140,109,550
                                                                         -------------    -------------
End of period ........................................................   $ 173,181,667    $ 124,834,486
                                                                         =============    =============

See notes to financial statements.

STATEMENT OF CASH FLOWS
Year Ended September 30, 2003

Increase (Decrease) in Cash from Operation Activities:
Interest and dividends received ...............................    $  17,558,683
Interest expense paid .........................................       (1,014,107)
Operating expenses paid .......................................       (1,852,491)
                                                                   -------------
Net increase in cash from
   operating activities .......................................                        $ 14,692,085
Investing Activities:
Purchases of long-term investments ............................     (168,937,890)
Proceeds from disposition of long-term investments ............      162,118,133
Proceeds from disposition of short-term investments, net ......          247,250
Cash collateral received on securities loaned .................        3,594,750
Net premium received on option transactions ...................           39,607
Net premium paid on swaps transactions ........................         (191,781)
                                                                   -------------
Net decrease in cash from investing activities ................                          (3,129,931)
Financing Activities:*
Cash dividends paid ...........................................      (16,903,451)
Proceeds from reverse repurchase agreements ...................        6,033,839
                                                                   -------------
Net decrease in cash from financing activities ................                         (10,869,612)
                                                                                       ------------
Net increase in cash ..........................................                             692,542
Cash at beginning of period ...................................                                 241
                                                                                       ------------
Cash at end of period .........................................                        $    692,783
                                                                                       ============

---------------------------------------------------------------------------------------------------
Reconciliation of Net Increase in Net
Assets from Operations to Net Increase
in Cash from Operating Activities:
Net increase in net assets from operations                                             $ 65,250,632
Adjustments:
Increase in dividends and interest receivable                       $ (1,031,452)
Accretion of bond discount and amortization of bond premium           (2,352,751)
Increase in accrued expenses and other assets                             17,337
Decrease in interest payable                                            (234,664)
Net realized loss on investment transactions                          (3,184,282)
Net change in unrealized appreciation/depreciation of investments    (43,772,735)
                                                                    ------------
Total adjustments                                                                       (50,558,547)
                                                                                       ------------
Net Increase in Cash from Operating Activities                                         $ 14,692,085
                                                                                       ============

* Non-cash financing activities not included herein consist of reinvestment of dividends and distributions.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
September 30, 2003

NOTE A

Significant Accounting Policies

ACM Managed Dollar Income Fund, Inc. (the "Fund") was incorporated under the laws of the State of Maryland on August 10, 1993 and is registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Fund.

1. Security Valuation

In accordance with Pricing Policies adopted by the Board of Directors of the Fund (the "Pricing Policies") and applicable law, portfolio securities are valued at current market value or at fair value. The Board of Directors has delegated to the Adviser, subject to the Board's continuing oversight, certain responsibilities with respect to the implementation of the Pricing Policies. Pursuant to the Pricing Policies, securities for which market quotations are readily available are valued at their current market value. In general, the market value of these securities is determined as follows:

Securities listed on a national securities exchange or on a foreign securities exchange are valued at the last sale price at the close of the exchange or foreign securities exchange. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued in good faith at fair value in accordance with the Pricing Policies. Securities listed on more than one exchange are valued by reference to the principal exchange on which the securities are traded; securities not listed on an exchange but traded on The Nasdaq Stock Market, Inc. ("NASDAQ") are valued in accordance with the NASDAQ Official Closing Price; listed put or call options are valued at the last sale price. If there has been no sale on that day, such securities will be valued at the closing bid prices on that day; open futures contracts and options thereon are valued using the closing settlement price or, in the absence of such a price, the most recent quoted bid price. If there are no quotations available for the day of valuations, the last available closing settlement price is used; securities traded in the over-the-counter market, (but excluding securities traded on NASDAQ) are valued at the mean of the current bid and asked prices as reported by the National Quotation Bureau or other comparable sources; U.S. Government securities and other debt instruments having 60 days or less remaining until maturity are valued at amortized cost if their original maturity was 60 days or less, or by amortizing their fair value as of the 61st day prior to maturity if their original term to maturity exceeded 60 days; fixed-income securities, including mortgage backed and asset backed securities, may be valued on the basis of prices provided by a pricing service or at a price obtained from one or more of the major broker/dealers. In cases where broker/dealer quotes are obtained, the Pricing Policies provide that the Adviser may establish procedures whereby changes in market yields or spreads are used to adjust, on a daily basis, a recently obtained quoted price on a security; and OTC and other derivatives are valued on the basis of a quoted bid price or spread from a major broker/dealer in such security. Securities for which market quotations are not readily available are valued at fair value in accordance with the Pricing Policies.

2. Taxes

It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provisions for federal income or excise taxes are required.

3. Investment Income and Investment Transactions

Interest income is accrued daily. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on the date the securities are purchased or sold. Investment gains and losses are determined on the identified cost basis. The Fund accretes discounts as adjustments to interest income. Additionally, the Fund amortizes premiums on debt securities for financial statement reporting purposes only.

4. Dividends and Distributions

Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in conformity with accounting principles generally accepted in the United States. To the extent these differences are permanent, such amounts are reclassified within the capital accounts based on their federal tax basis treatment; temporary differences do not require such reclassification.

5. Repurchase Agreements

The Fund's custodian or designated subcustodian will take control of securities as collateral under repurchase agreements and determine on a daily basis that the value of such securities are sufficient to cover the value of the repurchase agreements. If the seller defaults and the value of collateral declines, or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of collateral by the Fund may be delayed or limited.

NOTE B

Advisory, Administrative Fees and Other Transactions with Affiliates

Under the terms of an Investment Advisory Agreement, the Fund pays Alliance Capital Management L.P. (the "Adviser") an advisory fee at an annual rate of .75 of 1% of the average adjusted weekly net assets of the Fund. Such fee is accrued daily and paid monthly.

Under the terms of a Shareholder Inquiry Agency Agreement with Alliance Global Investor Services, Inc. (AGIS), a wholly-owned subsidiary of the Adviser, the Fund reimburses AGIS for costs relating to servicing phone inquiries on behalf of the Fund. During the year ended September 30, 2003, the Fund reimbursed to AGIS $1,130.

Under the terms of an Administration Agreement, the Fund pays Princeton Administrators, L.P. (the "Administrator") a fee at an annual rate of .15 of 1% of the average adjusted weekly net assets of the Fund. Such fee is accrued daily and paid monthly. The Administrator prepares certain financial and regulatory reports for the Fund and provides clerical and other services.

NOTE C

Investment Transactions

Purchases and sales of investment securities (excluding short-term investments) for the year ended September 30, 2003, were as follows:

                                                                    Purchases           Sales
                                                                  =============      =============
Investment securities (excluding U.S. government securities) ..   $ 169,585,665      $ 163,816,231
U.S. government securities ....................................              -0-                -0-

The cost of investments for federal income tax purposes, gross unrealized appreciation and gross unrealized depreciation (excluding swap contracts) are as follows:

Cost ..................................................           $ 207,214,925
                                                                  =============
Gross unrealized appreciation .........................           $  40,637,969
Gross unrealized depreciation .........................             (18,424,522)
                                                                  -------------
Net unrealized appreciation ...........................           $  22,213,447
                                                                  =============

1. Option Transactions

For hedging and investment purposes, the Fund may purchase and write (sell) put and call options on U.S. and foreign government securities and foreign currencies that are traded on U.S. and foreign securities exchanges and over-the-counter markets.

The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of the premium and a change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as portfolio securities. The cost of securities acquired through the exercise of call options is increased by the premiums paid. The proceeds from securities sold through the exercise of put options are decreased by the premiums paid.

When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from written options which expire unexercised are recorded by the Fund on the expiration date as realized gains from options written. The difference between the premium received and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or if the premium received is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium received is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium received reduces the cost basis of the security or currency purchased by the Fund. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or currency underlying the written option. Exercise of an option written by the Fund could result in the Fund selling or buying a security or currency at a price different from the current market value.

Transactions in written options for the year ended September 30, 2003 were as follows:

                                                         Number of
                                                         Contracts      Premiums
                                                           (000)        Received
                                                         =========      ========
Options outstanding at September 30, 2002 .............        -0-         $ -0-
Options written .......................................    95,826       125,734
Options terminated in closing purchase transactions ...   (31,628)      (41,392)
Options expired .......................................   (64,198)      (84,342)
Options outstanding at September 30, 2003 .............        -0-           -0-

2. Swap Agreements

The Fund may enter into swaps on sovereign debt obligations to hedge its exposure to interest rates and credit risk or for investment purposes. A swap is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the net interest payment to be received by the Fund, and/or the termination value at the end of the contract. Therefore the Fund considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in interest rates or in the value of the underlying securities.

The Fund records a net receivable or payable on a daily basis for the net interest income or expense expected to be received or paid in the interest period. Net interest received or paid on these contracts is recorded as interest income (or as an offset to interest income). Fluctuations in the value of swap contracts are recorded for financial statement purposes as a component of net change in unrealized appreciation/depreciation of investments. Realized gains and/or losses from terminated swap contracts are included in net realized gain or loss on investment transactions.

The Fund may enter into credit default swaps. A sell/(buy) in a credit default swap provides, upon the occurrence of a credit event, as defined in the swap agreement, for the Fund to buy/(sell) from/(to) the counterparty at par and take/(deliver) the principal amount (the "Notional Amount") of the referenced obligation. During the term of the swap agreement, the Fund receives/(pays) semi-annual fixed interest payments from/(to) the respective counterparty, calculated at the agreed upon interest rate applied to the Notional Amount.

Credit default swaps may involve greater risks than if a Fund had invested in the referenced obligation directly. Credit default swaps are subject to general market risk, liquidity risk and credit risk. If the Fund is a buyer and no credit event occurs, it will lose its investment. In addition, the value of the referenced obligation received by the Fund as a seller if a credit event occurs, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund.

3. Reverse Repurchase Agreements

Under a reverse repurchase agreement, the Fund sells securities and agrees to repurchase them at a mutually agreed upon date and price. At the time the Fund enters into a reverse repurchase agreement, it will establish a segregated account with the custodian containing liquid assets having a value at least equal to the repurchase price.

"Due from broker" shown on the statement of assets and liabilities represents the receivable from the respective broker for the reverse repurchase agreement entered into on September 30, 2003.

For the year ended September 30, 2003, the average amount of reverse repurchase agreements outstanding was $60,189,635 and the daily weighted average annual interest rate was 1.28%.

NOTE D

Capital Stock

There are 300,000,000 shares of $.01 par value common stock authorized of which 22,540,621 shares were issued and outstanding at September 30, 2003. During the years ended September 30, 2003 and September 30, 2002, the Fund issued 182,814 and 223,517 shares, respectively, in connection with the Fund's dividend reinvestment plan.

NOTE E

Concentration of Risk

Investing in securities of foreign companies and foreign governments involves special risks which include changes in foreign exchange rates and the possibility of future political and economic development which could adversely affect the value of such securities. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of comparable U.S. companies and the United States Government.

The Fund invests in Sovereign Debt Obligations of countries that are considered emerging market countries at the time of purchase. Therefore, the Fund is susceptible to governmental factors and economic and debt restructuring developments adversely affecting the economies of these emerging market countries. In addition, these debt obligations may be less liquid and subject to greater volatility than debt obligations of more developed countries.

NOTE F

Securities Lending

The Fund has entered into a securities lending agreement with AG Edwards & Sons, Inc. (the "Lending Agent"). Under the terms of the agreement, the Lending Agent, on behalf of the Fund, administers the lending of portfolio securities to certain broker-dealers. In return, the Fund receives fee income from the lending transactions or it retains a portion of interest on the investment of any cash received as collateral. The Fund also continues to receive dividends or interest on the securities loaned. Unrealized gain or loss on the value of the securities loaned that may occur during the term of the loan will be reflected in the accounts of the Fund. All loans are continuously secured by collateral exceeding the value of the securities loaned. All collateral consists of either cash or U.S. Government securities. The Lending Agent may invest the cash collateral received in accordance with the investment restrictions of the Fund in one or more of the following investments: U.S. Government or U.S. Government agency obligations, bank obligations, corporate debt obligations, asset-backed securities, structured products, repurchase agreements and an eligible money market fund. The Lending Agent will indemnify the Fund for any loss resulting from a borrower's failure to return a loaned security when due. As of September 30, 2003, the Fund had loaned securities with a value of $3,420,869 and received cash collateral of $3,594,750, which was invested in a money market fund as included in the portfolio of investments. For the year ended September 30, 2003, the Fund earned fee income of $10,189, which is included in interest income in the accompanying statement of operations.

NOTE G

Distributions to Shareholders

The tax character of distributions paid to shareholders during the fiscal years ended September 30, 2003 and September 30, 2002 were as follows:

                                                     2003              2002
                                               ==============     ==============
Distributions paid from:
   Ordinary income .......................     $ (18,177,141)     $ (18,835,190)
                                               -------------      -------------
Total taxable distributions ..............       (18,177,141)       (18,835,190)
   Tax return of capital .................               -0-           (730,704)
                                               -------------      -------------
Total distributions paid .................       (18,177,141)       (19,565,894)
                                               =============      =============

As of September 30, 2004, the components of accumulated earnings/(deficit) on a tax basis were as follows:

Undistributed ordinary income .........................        $     124,846
Accumulated capital and other losses ..................         (146,463,599)(a)
Unrealized appreciation/(depreciation) ................           23,183,747(b)
                                                               -------------
Total accumulated earnings/(deficit) ..................        $(123,155,006)
                                                               =============

(a) On September 30, 2003, the Fund had a net capital loss carryforward of $146,463,599 of which $57,455,739 expires in the year 2007, $24,635,181 expires in the year 2008, $10,899,598 expires in the year 2009, $33,249,705 expires in 2010 and $20,223,376 expires in the year 2011. To the extent future capital gains are offset by capital loss carryforwards, such gains will not be distributed.
(b) The difference between book-basis and tax-basis unrealized appreciation/(depreciation) is attributable primarily to the tax deferral of losses on wash sales and the difference between book and tax amortization methods for premium.

During the current fiscal year, permanent differences, primarily due to the tax treatment of bond premium and the tax character of paydown gains, resulted in a net increase in distributions in excess of net investment income and a decrease in accumulated net realized loss on investment transactions. This reclassification had no effect on net assets.

FINANCIAL HIGHLIGHTS
Selected Data For A Share Of Common Stock Outstanding Throughout Each Period

                                                                              Year Ended September 30,
                                                     ----------------------------------------------------------------------------
                                                         2003           2002(a)          2001            2000             1999
                                                     ----------------------------------------------------------------------------
Net asset value, beginning of period .............   $      5.58     $      6.33     $      8.09     $      8.39     $      8.18
                                                     ----------------------------------------------------------------------------
Income From Investment Operations

Net investment income(b) .........................           .81             .84             .98            1.08            1.25
Net realized and unrealized gain (loss) on
   investment transactions .......................          2.10            (.71)          (1.72)           (.22)            .34
                                                     ----------------------------------------------------------------------------
Net increase (decrease) in net asset value
   from operations ...............................          2.91             .13            (.74)            .86            1.59
                                                     ----------------------------------------------------------------------------
Less: Dividends and Distributions
Dividends from net investment income .............          (.81)           (.85)           (.95)          (1.02)          (1.25)
Distributions in excess of net investment income .           -0-             -0-             -0-             -0-            (.13)
Tax return of capital ............................           -0-            (.03)           (.07)           (.14)            -0-
                                                     ----------------------------------------------------------------------------
Total dividends and distributions ................          (.81)           (.88)          (1.02)          (1.16)          (1.38)
                                                     ----------------------------------------------------------------------------
Net asset value, end of period ...................   $      7.68     $      5.58     $      6.33     $      8.09     $      8.39
                                                     ============================================================================
Market value, end of period ......................   $      8.15     $      6.29     $      7.62     $      8.50     $     10.25
                                                     ============================================================================
Premium/(Discount) ...............................          6.12%          12.72%          20.38%           5.07%          22.17%
Total Return
Total investment return based on:(c)
   Market value ..................................         45.71%          (6.14)%          3.02%          (5.41)%         27.06%
   Net asset value ...............................         54.77%            .23%         (10.08)%          9.99%          18.69%
Ratios/Supplemental Data
Net assets, end of period (000's omitted) ........   $   173,182     $   124,834     $   140,110     $   179,653     $   184,618
Ratios to average net assets of:
   Expenses ......................................          1.72%           2.12%           2.75%           2.70%           2.46%
   Expenses, excluding interest expense(d) .......          1.21%           1.15%           1.13%           1.09%           1.11%
Net investment income ............................         11.88%          10.81%           9.90%           9.55%          11.27%
Portfolio turnover rate ..........................            80%             63%            129%            134%            223%

(a) As required, effective October 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies, and began amortizing premium on debt securities for financial statement reporting purposes only. The effect of this change for the year ended September 30, 2002 was to decrease net investment income per share by $0.01, decrease net realized and unrealized loss on investment by $0.01 and decrease the ratio of net investment income to average net assets from 10.91% to 10.81%. Per share, ratios and supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.
(b)   Based on average shares outstanding.
(c) Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Generally, total investment return based on net asset value will be higher than total investment return based on market value in periods where there is an increase in the discount or a decrease in the premium of the market value to the net asset value from the beginning to the end of such periods. Conversely, total investment return based on net asset value will be lower than total investment return based on market value in periods where there is a decrease in the discount or an increase in the premium of the market value to the net asset value from the beginning to the end of such periods. Total investment return calculated for a period of less than one year is not annualized.
(d)   Net of interest expense of .51%, .97%, 1.62%, 1.61%, and 1.35%, respectively, on borrowings.

REPORT OF ERNST & YOUNG LLP
INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of ACM Managed Dollar Income Fund, Inc.

We have audited the accompanying statement of assets and liabilities of ACM Managed Dollar Income Fund, Inc. (the "Fund"), including the portfolio of investments, as of September 30, 2003, and the related statements of operations and cash flows for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2003, by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of ACM Managed Dollar Income Fund, Inc. at September 30, 2003, the results of its operations and its cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States.


                                                          /s/ Ernst & Young LLP


                                                              New York, New York
                                                               November 14, 2003

                                                            Exhibit (a)(1)(i)(A)

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use of our reports dated November 22, 2004 and November 14, 2003 on ACM Managed Dollar Income Fund, Inc., which are included in Schedule TO of the Tender Offer Statement under Section 13(e)(4) of the Securities and Exchange Act of 1934 of ACM Managed Dollar Income Fund, Inc.

               ERNST & YOUNG LLP



               New York, New York

               May 12, 2005

                                                              Exhibit (a)(1)(ii)

                             LETTER OF TRANSMITTAL

              to Accompany Shares of Common Stock, $0.01 Par Value

                                       of

                      ACM MANAGED DOLLAR INCOME FUND, INC.

          Tendered Pursuant to the Offer to Purchase Dated May 13, 2005

--------------------------------------------------------------------------------
              THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME
                ON JUNE 10, 2005, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

               Information Agent Telephone Number: (800) 859-8509

                              Depositary Addresses:

                                  By Registered, Certified Or Express
     By First Class Mail:             Mail or Overnight Courier:                  By Hand:
 EquiServe Trust Company, N.A.       EquiServe Trust Company, N.A.                Equiserve
    Attn: Corporate Actions             Attn: Corporate Actions            Attn: Corporate Actions
        P.O. Box 859208                   161 Bay State Drive           17 Battery Place, 11th Floor
   Braintree, MA 02185-9208               Braintree, MA 02184                New York, NY 10004

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

    This Letter of Transmittal is to be used (a) if you desire to effect the tender transaction yourself, (b) if you intend to request

------------------------------------------------------------------------------------------------------------------------------------
           DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
               Name(s) and Address(es) of Registered Owner(s)                         (Attach Additional Signed List, if Necessary)
  (Please Fill in, if Blank, Exactly the Name(s) in Which Shares are Registered)                    Shares Tendered*
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Total Number of
                                                                                    Share Certificate           Shares Represented
                                                                                        Number(s)**              by Certificate(s)
                                                                                ----------------------------------------------------


                                                                                ----------------------------------------------------


                                                                                ----------------------------------------------------


                                                                                ----------------------------------------------------


                                                                                ----------------------------------------------------

 Total Shares....
------------------------------------------------------------------------------------------------------------------------------------
*     If the Shares tendered hereby are in certificate form, the certificates representing such Shares MUST be returned together with this Letter of Transmittal.
**    Need not be completed for Book-Entry Shares.
------------------------------------------------------------------------------------------------------------------------------------

your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you and the Shares are not registered in the name of such broker, dealer, commercial bank, trust company or other nominee, and (c) by a broker, dealer, commercial bank, trust company or other nominee effecting the transaction as a registered owner or on behalf of a registered owner. To accept the Offer in accordance with its terms, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), any certificates representing Shares tendered, any other documents required by this Letter of Transmittal and a check payable to EquiServe Trust Company, N.A. (the "Depositary") in the amount of $25.00 (the "Processing Fee"), must be mailed or delivered to the Depositary at an appropriate address set forth above and must be received by the Depositary prior to 12:00 Midnight Eastern Time on June 10, 2005, or such later time and date to which the Offer is extended, unless the tendering party has satisfied the conditions for guaranteed delivery described in Section 4(e) of the Offer to Purchase. Delivery of documents to a book-entry transfer facility does not constitute delivery to the Depositary.

THE UNDERSIGNED ALSO TENDERS ALL UNCERTIFICATED SHARES HELD IN THE NAME(S) OF THE UNDERSIGNED BY THE FUND'S TRANSFER AGENT PURSUANT TO THE FUND'S DIVIDEND REINVESTMENT PLAN, IF ANY. CHECK THIS BOX |_| IF THERE ARE ANY SUCH SHARES.

|_| THIS BOX SHOULD BE CHECKED IF, IN ADDITION TO SHARES TENDERED HEREBY, SHARES ARE ALSO CONSTRUCTIVELY OWNED BY THE UNDERSIGNED AS DETERMINED UNDER SECTION 318 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED.

A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED BY EACH REGISTERED OWNER OF SHARES WHICH ARE CONSIDERED TO BE CONSTRUCTIVELY OWNED BY THE UNDERSIGNED.

        The boxes below are to be checked by eligible institutions only.

|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE DEPOSITORY TRUST COMPANY ("DTC") AND COMPLETE THE FOLLOWING:

      NAME OF TENDERING INSTITUTION:____________________________________________

      DTC PARTICIPANT NUMBER:___________________________________________________

|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
      FOLLOWING:

NAME(S) OF REGISTERED HOLDER(S):________________________________________________

WINDOW TICKET NUMBER (IF ANY):__________________________________________________

DATE OF EXECUTION OF NOTICE OF GUARANTEED DELIVERY: ____________________________

NAME OF ELIGIBLE INSTITUTION WHICH GUARANTEED DELIVERY:_________________________

DTC PARTICIPANT NUMBER (IF DELIVERED BY BOOK-ENTRY TRANSFER):___________________

                    NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW

               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

      The person(s) signing this Letter of Transmittal (the "Signatory") hereby tender(s) to ACM Managed Dollar Income Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"), the above-described shares of common stock, par value $0.01 per share (the "Shares"), of the Fund, for purchase by the Fund at a price (the "Purchase Price") equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange on June 13, 2005 (or, if the Offer as defined below is extended, on the date after the Expiration Date as defined in the Offer to Purchase) in cash, under the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2005, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together with any amendments or supplements thereto collectively constitute the "Offer").

      Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the Signatory hereby sells, assigns and transfers to, or upon the order of, the Fund, all right, title and interest in and to all of the Shares that are being tendered hereby that are purchased pursuant to the Offer, and hereby irrevocably constitutes and appoints EquiServe Trust Company, N.A. (the "Depositary") as attorney-in-fact of the Signatory with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) present certificate(s) for such Shares, if any, for cancellation and transfer on the Fund's books and (b) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions set forth in the Offer.

      The Signatory hereby represents and warrants that (a) the Signatory, if a broker, dealer, commercial bank, trust company or other nominee, has obtained the tendering Stockholder's instructions to tender pursuant to the terms and conditions of this Offer in accordance with the letter from the Fund to brokers, dealers, commercial banks, trust companies and other nominees; (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signatory will execute and deliver any additional documents that the Depositary or the Fund deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby; and (d) the Signatory has read and agrees to all of the terms and conditions of the Offer.

      The name(s) and address(es) of the registered owner(s) should be printed as on the registration of the Shares. If the Shares tendered hereby are in certificate form, the certificate(s) representing such Shares must be returned together with this Letter of Transmittal.

      The Signatory recognizes that, under certain circumstances as set forth in the Offer to Purchase, the Fund may amend, extend or terminate the Offer or may not be required to purchase any of the Shares tendered hereby. In any such event, the Signatory understands that certificate(s) for the Shares not purchased, if any, will be returned to the Signatory at its registered address unless otherwise indicated under the Special Delivery Instructions below. The Signatory recognizes that the Fund has no obligation, pursuant to the Special Payment Instructions set forth below, to transfer any Shares from the name of the registered owner thereof if the Fund purchases none of such Shares.

      The Signatory understands that acceptance of Shares by the Fund for payment will constitute a binding agreement between the Signatory and the Fund upon the terms and subject to the conditions of the Offer.

      The check for the purchase price of the tendered Shares purchased will be issued to the order of the Signatory and mailed to the address indicated, unless otherwise indicated below in the box titled Special Payment Instructions or the box titled Special Delivery Instructions. The Fund will not pay interest on the purchase price under any circumstances.

      All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Signatory and all obligations of the Signatory hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Signatory. Except as stated in the Offer, this tender is irrevocable.

      Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price for any Shares purchased and/or return any Share certificates not accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name of, and deliver such check and/or return any such Share certificates to, the person(s) so indicated. The undersigned recognizes that the Fund has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Fund does not accept for payment any of the Shares tendered hereby.

--------------------------------------------------------------------------------
                          SPECIAL PAYMENT INSTRUCTIONS
                        (See Instructions 1, 5, 6 and 7)

      To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment, is to be issued in the name of someone other than the undersigned.

Issue: |_| Check to:
       |_| Certificate(s) to:

Name(s)__________________________________________
                   (Please Print)

Address(es) _____________________________________

_________________________________________________

_________________________________________________
                (Include Zip Code)

_________________________________________________
(Tax Identification or Social Security Number(s))

--------------------------------------------------------------------------------

                          SPECIAL PAYMENT INSTRUCTIONS
                        (See Instructions 1, 5, 6 and 7)

      To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment and issued in the name of the registered owner(s), is to be sent to someone other than the registered owner(s) or to the registered owner(s) at an address other than that shown above.

Issue: |_| Check to:
       |_| Certificate(s) to:

Name(s)__________________________________________
                   (Please Print)

Address(es) _____________________________________

_________________________________________________

_________________________________________________
                (Include Zip Code)

_________________________________________________
(Tax Identification or Social Security Number(s))

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                            STOCKHOLDER(S) SIGN HERE
                           (See Instructions 1 and 5)
                        (Please See Substitute Form W-9)
                      (Please Print Except for Signature)

Must be signed by registered owner(s) exactly as Shares are registered. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 5. Signature guarantees are required in certain circumstances. See Instruction 1. By signing this Letter of Transmittal, you represent that you have read the entire Letter of Transmittal.

________________________________________________________________________________

________________________________________________________________________________
                (Signature(s) Exactly as Shares Are Registered)

Dated ____________________________________________________________________, 2005

Name(s) ________________________________________________________________________

________________________________________________________________________________
       (Please Print Name(s) of Owner(s) Exactly as Shares Are Registered)

(Tax Identification or Social Security Number(s))_______________________________

Daytime Telephone Number, including Area Code __________________________________

                            GUARANTEE OF SIGNATURE(S)
                           (See Instructions 1 and 5)
                       (Please Print Except for Signature)

Authorized Signature ___________________________________________________________

Name ___________________________________________________________________________

Title___________________________________________________________________________

Name of Firm____________________________________________________________________

Address_________________________________________________________________________
                               (Include Zip Code)

Telephone Number, including Area Code___________________________________________

Dated ____________________________________________________________________, 2005

                                  INSTRUCTIONS

              Forming Part of the Terms and Conditions of the Offer

      1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Shares tendered hereby (including, for purposes of this document, any participant in the book-entry transfer facility of The Depository Trust Company ("DTC") whose name appears on DTC's security position listing as the owner of Shares), unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" included in this Letter of Transmittal, or (b) the Shares are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

      2. Delivery of Letter of Transmittal and Certificates. This Letter of Transmittal is to be used (a) if Shares are to be forwarded herewith, (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment Plan are to be tendered, or (c) if tenders are to be made by book-entry transfer to the account maintained by the Depositary pursuant to the procedure set forth in Section 4 of the Offer to Purchase.

      THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

      Delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Stockholders have the responsibility to cause their Shares (in proper certificated or uncertificated form), this Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s) and any other documents required by this Letter of Transmittal and the Processing Fee to be timely delivered in accordance with the Offer.

      The Fund will not accept any alternative, conditional or contingent tenders. All tendering Stockholders, brokers, dealers, commercial banks, trust companies and other nominees, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their tender.

      3. Inadequate Space. If the space provided in any of the boxes to be completed is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached hereto.

      4. Tender of All Shares Held by the Stockholder. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of Section 318. If more than 1,135,385 Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering Stockholder.

      5. Signatures on Letter of Transmittal, Authorizations and Endorsements.

      If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

      If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

      If any of the tendered Shares are registered in different names (including Shares attributed to the tendering Stockholder for Federal income tax purposes under Section 318 of the Code) on several certificates, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

      If this Letter of Transmittal or any certificate for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority so to act must be submitted.

      If this Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

      If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

      6. Transfer Taxes. The Fund will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of the transfer to such person(s) will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

      7. Special Payment and Delivery Instructions. If certificate(s) for unpurchased Shares and/or check(s) are to be issued in the name of a person other than the registered owner(s) or if such certificate(s) and/or check(s) are to be sent to someone other than the registered owner(s) or to the registered owner(s) at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" in this Letter of Transmittal must be completed.

      8. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined not to be in appropriate form or to refuse to accept for payment, purchase or pay for, any Shares if, in the opinion of the Fund's counsel, accepting, purchasing or paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or Stockholder(s). The Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding.

      NEITHER THE FUND, ITS BOARD OF DIRECTORS, THE INVESTMENT ADVISER, THE DEPOSITARY NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

      9. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance or requests for additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at the mailing address provided in the Offer to Purchase or by telephoning (800) 859-8509. Stockholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee. Stockholders who do not own Shares directly are required to tender their Shares through their broker, dealer, commercial bank, trust company or other nominee and should NOT submit this Letter of Transmittal to the Depositary.

      10. Restriction on Short Sales. Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder, make it unlawful for any person, acting alone or in concert with others, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a "net long position" equal to or greater than the amount tendered in (a) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to the person making the Offer within the period specified in the Offer, or (b) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to the Fund prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

      The acceptance of Shares by the Fund for payment will constitute a binding agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer, including the tendering Stockholder's representation that the Stockholder has a "net long position" in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

      11. Backup Withholding Tax. Under the U.S. federal income tax laws, the Depositary may be required to withhold 28% of the amount of any payment made to certain holders pursuant to the Offer. In order to avoid such backup withholding tax, each tendering U.S. Stockholder who has not already submitted a correct, completed and signed Form W-9 or Substitute Form W-9 to the Fund should provide the Depositary with the Stockholder's correct taxpayer identification number ("TIN") by completing a Substitute Form W-9, a copy of which is included in this Letter of Transmittal. In general, if a U.S. Stockholder is an individual, the TIN is the individual's Social Security number. If the Depositary is not provided with the correct TIN, the U.S. Stockholder may be subject to a penalty imposed by the Internal Revenue Service. Certain U.S. Stockholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid the possible erroneous imposition of a backup withholding tax.

      In order for a non-U.S. Stockholder to avoid the 28% backup withholding tax, the non-U.S. Stockholder must submit a statement to the Depositary signed under penalties of perjury attesting as to its non-U.S. status. A copy of Form W-8BEN and Form W-8IMY and instructions for completing those forms are enclosed for such Stockholders.

      Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding tax will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the Stockholder may claim a refund from the Internal Revenue Service. All Stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Offer.

      The tax information set forth above is included for general information only and may not be applicable to the situations of certain taxpayers.

                                *       *       *

      IMPORTANT: THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED AND BEARING ORIGINAL SIGNATURE(S) AND THE ORIGINAL OF ANY REQUIRED SIGNATURE GUARANTEE(S), SHARES (IN PROPER CERTIFICATED OR UNCERTIFICATED FORM) AND OTHER REQUIRED DOCUMENTS AND THE PROCESSING FEE MUST BE RECEIVED BY THE DEPOSITARY, OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER.

                                                              Exhibit (a)(1)(iv)

                         Notice of Guaranteed Delivery
                             Regarding the Offer by

                      ACM MANAGED DOLLAR INCOME FUND, INC.

          To Purchase for Cash 1,135,385 of Its Issued and Outstanding
                       Shares at Net Asset Value Per Share

This form must be used to accept the Offer (as defined below) if a Stockholder's certificates for Shares are not immediately available or if time will not permit the Letter of Transmittal and other required documents to reach the Depositary on or before the Expiration Date. Each term used in this form that is not otherwise defined herein shall have the meaning specified in the Offer to Purchase dated May 13, 2005. This form must be signed by the Stockholder and sent to the Depositary by hand, overnight courier, mail or facsimile at the appropriate address or facsimile number set forth below. Tenders using this form may be made only by or through an Eligible Institution as defined in Section 4(b) of the Offer to Purchase.

                              Depositary Addresses:

                              By First Class Mail:
                              --------------------
                          EquiServe Trust Company, N.A.
                             Attn: Corporate Actions
                                 P.O. Box 859208
                            Braintree, MA 02185-9208

                       By Registered, Certified Or Express
                           Mail Or Overnight Courier:
                     ---------------------------------------
                          EquiServe Trust Company, N.A.
                             Attn: Corporate Actions
                               161 Bay State Drive
                               Braintree, MA 02184

                                    By Hand:
                                    --------

                                    Equiserve
                             Attn: Corporate Actions

                          17 Battery Place, 11th Floor
                               New York, NY 10004

                 By Facsimile (for Eligible Institutions Only):
                 ----------------------------------------------
                          EquiServe Trust Company, N.A.
                                 (781) 380-3388

           Depositary Telephone Number to Confirm Receipt of Notices:
                            (781) 843-1833, Ext. 200

                           DELIVERY OF THIS INSTRUMENT
                     OTHER THAN AS SET FORTH ABOVE DOES NOT
                           CONSTITUTE VALID DELIVERY.

                             Ladies and Gentlemen:

The undersigned hereby tenders to ACM Managed Dollar Income Fund, Inc. (the "Fund"), upon the terms and subject to the conditions set forth in its Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"), receipt of which are hereby acknowledged, (i) the number of Shares specified below pursuant to the guaranteed delivery procedures set forth in
Section 4(e) of the Offer to Purchase and (ii) all Shares held in the name(s) of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment Plan.

                     (Please Print Except for Signature(s))

                                   Number of Shares Tendered:___________________


Certificate Nos. (if available):________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

If Shares will be tendered by book-entry transfer to The Depository Trust Company, please check box: |_|

DTC Participant Number:_________________________

                            Name(s) of Record Holder(s):________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            Address:____________________________________________

                            ____________________________________________________

                            Telephone Number, including Area Code:______________

                            ____________________________________________________

If the undersigned is the beneficial owner of the Shares being tendered, the undersigned hereby represents and warrants that all Shares owned by the undersigned as of the date of purchase of Shares by the Fund pursuant to the Offer and all Shares attributed to the undersigned for Federal income tax purposes as of such date under Section 318 of the Internal Revenue Code of 1986, as amended, have been or will be tendered pursuant to the Offer.

Dated:  __________________, 2005

                            Individuals:________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________


                            Signature(s)________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________

                            ____________________________________________________
                                                 Entity

                            ____________________________________________________

                            ____________________________________________________
                                                Name of Firm

                            ____________________________________________________
                                             Authorized Signature

                            ____________________________________________________
                                                    Name:

                            ____________________________________________________
                                                   Title:

                                   GUARANTEE

The undersigned, an Eligible Institution as defined in Section 4(b) of the Offer to Purchase, hereby, with respect to the Shares tendered hereby pursuant to the guaranteed delivery procedures set forth in Section 4(e) of the Offer to
Purchase: (a) represents that the person(s) named on the previous page "own(s)" such Shares within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended; (b) represents that the tender of such Shares complies with Rule 14e-4; and (c) guarantees to deliver to the Depositary certificates representing such Shares, in proper form for transfer (or to tender Shares pursuant to the procedure for book-entry transfer into the Depositary's account at The Depository Trust Company if so specified on the foregoing page), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, any other required documents, and the $25.00 Processing Fee payable to EquiServe Trust Company, N.A. prior to 5:00 P.M. Eastern Time on the second New York Stock Exchange trading day after the date of execution of this Guarantee.

                       (Please Print Except for Signature)

Name of Firm:___________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Authorized Signature:___________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Name:___________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Title___________________________________________________________________________

________________________________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                                         (Include Zip Code)

Telephone Number, including Area Code:__________________________________________

________________________________________________________________________________



Dated:____________________, 2005

Account Number:________________________________

Name(s) and Tax Identification or Social Security Number(s) of Beneficial Owner(s):

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Telephone Number(s) including Area Code(s):_____________________________________

________________________________________________________________________________

________________________________________________________________________________
(Signature of beneficial owner)         (Signature of additional beneficial
                                         owner, if any)


Dated:___________________________, 2005

                                                               Exhibit (a)(1)(v)

                      Form of Letter to Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees
                             Regarding the Offer by

                      ACM MANAGED DOLLAR INCOME FUND, INC.

          To Purchase for Cash 1,135,385 of its Issued and Outstanding
                       Shares at Net Asset Value Per Share

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

      Pursuant to your request, we are enclosing the material listed below relating to the offer by ACM Managed Dollar Income Fund, Inc. (the "Fund") to purchase 1,135,385 of its issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on June 13, 2005 upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON JUNE 10, 2005, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond June 10, 2005, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date.

      The following documents are enclosed:

      (1)   Offer to Purchase dated May 13, 2005;

      (2)   Letter of Transmittal to be used to tender all Shares;

      (3)   Notice of Guaranteed Delivery; and

      (4) Form of Letter to Clients, which may be sent upon request for information by your clients for whose account you hold shares registered in your name (or in the name of your nominee).

      No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 6 of the Letter of Transmittal. Backup withholding tax at a 28% rate may be required unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided to the Fund or the Depositary. Certain withholdings may also apply with respect to payments to non-U.S. Stockholders. See Instruction 11 of the Letter of Transmittal.

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) Stockholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

      If a client instructs you by telephone to tender Shares, please record the telephone conversation (in accordance with applicable law) and ask the client to affirm that all Shares owned by such client as of the date of purchase of Shares pursuant to the Offer and all Shares attributed to such client for Federal income tax purposes as of such date under Section 318 of the Internal Revenue Code of 1986, as amended, have been or will be tendered pursuant to the Offer.

      Additional copies of the enclosed material may be obtained from D.F. King & Co., Inc., the Information Agent, in the manner indicated in the Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent, at (800) 859-8509.

                                            Very truly yours,



                                            ACM MANAGED DOLLAR INCOME FUND, INC.


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS WITH RESPECT TO THE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL, OR TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED HEREIN.

                                                              Exhibit (a)(1)(vi)

                 Form of Letter to Clients of Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees
                             Regarding the Offer by

                      ACM MANAGED DOLLAR INCOME FUND, INC.

          To Purchase for Cash 1,135,385 of Its Issued and Outstanding
                       Shares at Net Asset Value Per Share

To Our Clients:

      Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated May 13, 2005 of ACM Managed Dollar Income Fund, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 1,135,385 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on June 13, 2005, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON JUNE 10, 2005, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond June 10, 2005, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date, as extended.

      The Offer is being made to fulfill an undertaking made in connection with the initial public offering of the Shares. Information regarding this undertaking, as well as information regarding possible future tender offers by the Fund, is set forth in the Offer to Purchase.

      The Offer to Purchase and the Letter of Transmittal are being forwarded to you as the beneficial owner of Shares held by us for your account but not registered in your name. We are sending you the Letter of Transmittal for your information only; you cannot use it to tender Shares we hold for your account. A tender of such Shares can be made only by us as the holder of record and only pursuant to your instructions.

      Your attention is called to the following:

      1. Unless extended, the Offer expires at 12:00 Midnight Eastern Time on June 10, 2005 and withdrawal rights expire at 5:00 P.M. Eastern Time on June 14, 2005.

      2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

      3. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under
            Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of Section 318.

      4. If more than 1,135,385 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open and not timely withdrawn), unless the Fund determines not to purchase any Shares.

      5. Each tendering stockholder is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. (the "Depositary") as a processing fee to help defray the cost associated with effecting to Offer. A broker, dealer, commercial bank, trust company or other nominee may also charge a fee for processing transactions on behalf of a Stockholder. Tendering Stockholders are not obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares of the Fund pursuant to the Offer.

      IF YOU WISH TO HAVE US TENDER YOUR SHARES, PLEASE SO INSTRUCT US BY COMPLETING, EXECUTING AND RETURNING TO US THE INSTRUCTION FORM ON THE REVERSE SIDE HEREOF. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE OFFER. THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON JUNE 10, 2005, UNLESS EXTENDED.

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                                            Very truly yours,


                                            ACM MANAGED DOLLAR INCOME FUND, INC.

                      Instructions Regarding the Offer by

                      ACM MANAGED DOLLAR INCOME FUND, INC.

          To Purchase for Cash 1,135,385 of Its Issued and Outstanding
                       Shares at Net Asset Value Per Share

      THIS FORM IS NOT TO BE USED TO TENDER SHARES DIRECTLY TO THE DEPOSITARY. IT SHOULD BE SENT TO YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE IF THAT FIRM IS THE HOLDER OF RECORD OF YOUR SHARES AND WILL BE EFFECTING THE TENDER ON YOUR BEHALF.

      DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO TENDER YOUR SHARES.

      The undersigned acknowledge(s) receipt of your letter and the accompanying Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer") in connection with the Offer by ACM Managed Dollar Income Fund, Inc. (the "Fund") to purchase 1,135,385 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), at the net asset value per Share as of the close of the regular trading session of the New York Stock Exchange on the date after the Expiration Date (as defined in the Offer to Purchase), on the terms and subject to the conditions of the Offer.

      The undersigned hereby instructs you to tender to the Fund all Shares that are held by you for the account of the undersigned, including all uncertificated Shares that may be held for the account of the undersigned by the Fund's transfer agent pursuant to the Fund's Dividend Reinvestment Plan, upon the terms and subject to the conditions of the Offer.

      The undersigned hereby represents and warrants that: (i) all Shares owned by the undersigned as of the date of purchase of Shares pursuant to the Offer and all Shares attributed to the undersigned for Federal income tax purposes as of such date under Section 318 of the Internal Revenue Code of 1986, as amended, have been or will be tendered pursuant to the Offer; (ii) the undersigned has a "net long position" in such Shares within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended; and (iii) the tender of such Shares complies with Rule 14e-4.

                     (Please Print Except for Signature(s))

Account Number: ___________________________________

Name(s) and Tax Identification or Social Security Number(s) of Beneficial Owner(s):

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

Telephone Number(s) including Area Code(s):_____________________________________

________________________________________________________________________________
(Signature of beneficial owner)             (Signature of additional beneficial
                                             owner, if any)


Dated: _______________________________, 2005

                                                             Exhibit (a)(1)(vii)


                     Form of Letter to Stockholders Who Have
                  Requested Information Regarding the Offer by

                      ACM MANAGED DOLLAR INCOME FUND, INC.

          To Purchase for Cash 1,135,385 of Its Issued and Outstanding
                       Shares at Net Asset Value Per Share

Dear Stockholder:

      Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated May 13, 2005 of ACM Managed Dollar Income Fund, Inc. (the "Fund") and the related Letter of Transmittal pursuant to which the Fund is offering to purchase 1,135,385 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on June 13, 2005, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON JUNE 10, 2005, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond June 10, 2005, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date, as extended.

      Neither the Fund nor its Board of Directors nor Alliance Capital Management L.P. (the Fund's investment adviser) is making any recommendation to any holder of Shares as to whether to tender Shares. Each Stockholder is urged to consult the Stockholder's own investment and tax advisors before deciding whether to tender Shares. If, after considering the Offer to Purchase and Letter of Transmittal, you wish to tender your Shares pursuant to the Offer, if you are the record owner of Shares, you should follow the instructions contained in the Offer to Purchase and Letter of Transmittal, and, if the Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

      Your attention is called to the following:

      1. Unless extended, the Offer expires at 12:00 Midnight Eastern Time on June 10, 2005 and withdrawal rights expire at 5:00 P.M. Eastern Time on June 14, 2005.

      2. The Offer is subject to certain conditions set forth in the Offer to Purchase. Under certain circumstances, the Fund will not be required to accept for payment, purchase or pay for any Shares tendered, and the Fund may also amend, extend or terminate the Offer.

      3. A Stockholder wishing to accept the Offer must tender, or cause the tender of, all Shares owned by the Stockholder and all Shares attributed to the Stockholder for federal income tax purposes under
            Section 318 of the Internal Revenue Code of 1986, as amended, as of the date of purchase of Shares pursuant to the Offer. Stockholders should consult their tax advisors as to the application of the constructive ownership rules of Section 318.

      4. If more than 1,135,385 Shares are duly tendered (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and subject to the conditions specified in the Offer to Purchase, on a pro rata basis (disregarding fractions) in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares.

      5. Each tendering stockholder is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. (the "Depositary") as a processing fee to help defray the cost associated with effecting to Offer. A broker, dealer, commercial bank, trust company or other nominee may also charge a fee for processing transactions on behalf of a Stockholder. Tendering Stockholders are not obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

      Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the Information Agent at the number indicated in the Offer to Purchase.

                                            Very truly yours,



                                            ACM MANAGED DOLLAR INCOME FUND, INC.

                                                               Exhibit (a)(5)(i)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund (as defined below) by one or more registered brokers or dealers licensed under that jurisdiction's laws.

                      ACM MANAGED DOLLAR INCOME FUND, INC.

                           1345 Avenue of the Americas
                            New York, New York 10105

              Notice of Offer to Purchase for Cash 1,135,385 of Its
   Issued and Outstanding Shares of Common Stock at Net Asset Value Per Share

    -------------------------------------------------------------------------
                     THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT
          EASTERN TIME ON JUNE 10, 2005, UNLESS THE OFFER IS EXTENDED.
    -------------------------------------------------------------------------

      ACM Managed Dollar Income Fund, Inc., a Maryland corporation (the "Fund"), is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2005 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") 1,135,385 of its issued and outstanding shares of Common Stock, par value $0.01 per share ("Shares") at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on June 13, 2005, or, if the Offer is extended by the Board of Directors of the Fund, on the date after the date to which the Offer is extended. The Offer will expire at 12:00 Midnight Eastern Time on June 10, 2005, unless extended. An extension would be communicated by issuance of a press release or other public announcement. The NAV as of the close of the regular trading session of the NYSE on May 11, 2005 was $7.87 per Share. The purpose of the Offer is to fulfill an undertaking made by the Fund in connection with the initial public offering of Shares. The Offer is not conditioned upon stockholders tendering in the aggregate any minimum number of Shares.

      If more than 1,135,385 Shares are duly tendered prior to the expiration of the Offer, including any extension (and not timely withdrawn), unless the Fund determines not to purchase any Shares, the Fund will purchase 1,135,385 Shares on a pro rata basis (disregarding fractions) in accordance with the number of Shares tendered by or on behalf of each stockholder during the period the Offer is open (and not timely withdrawn). The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 1,135,385 Shares having been tendered. The acceptance of tendered Shares for payment and purchase will be by action of the Fund's Board of Directors with notice thereof to the Depositary. The Fund will deposit the aggregate purchase price with the Depositary, which will make payment to stockholders in accordance with the Offer. For taxable stockholders, the sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws.

      Stockholders may tender Shares registered in their names only by completing a Letter of Transmittal and submitting it and any other documents required by the Letter of Transmittal in proper form to the Depositary at the appropriate address set forth in the Offer before the Offer expires, including any extension. Stockholders whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name") can only tender their Shares by directing that firm to properly complete, compile and deliver the necessary documents on a timely basis to the Depositary. Shares tendered pursuant to the Offer may be withdrawn by written or facsimile notice received by the Depositary at the appropriate address at any time prior to 5:00 p.m. Eastern Time on June 14, 2005 (or, if the Offer is extended, prior to that time on the second day on which the NYSE is open for trading after the new expiration date), and, if Shares tendered have not been accepted for payment by the Fund, the Shares may also be withdrawn at any time after July 11, 2005. The notice is to specify the name of the stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, as regards Share certificates which represent tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner(s) of such Shares if different than the person who tendered the Shares.

      The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

      The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

      Each stockholder tendering Shares is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. which will help defray the costs associated with effecting the Offer.

      Requests for copies of the Offer to Purchase, the related Letter of Transmittal and any other tender offer documents should be directed to the Information Agent at the Information Agent's address or telephone number below between the hours of 9:00 a.m. and 8:00 p.m. Eastern Time, Monday through Friday (except holidays). Copies of these documents will be furnished promptly to stockholders upon request at no expense to them. Stockholders who do not own Shares directly may also obtain such documents from the broker, dealer, commercial bank, trust company or other nominee that holds their Shares. Questions and requests for assistance and for current NAV quotations may be directed to the Information Agent at the Information Agent's address and telephone number below, also between the hours of 9:00 a.m. and 8:00 p.m. Eastern Time, Monday through Friday (except holidays).

           Information Agent:                            Depositary:
          D.F.King & Co., Inc.                  EquiServe Trust Company, N.A.
             48 Wall Street                        Attn: Corporate Actions
        New York, New York 10005                       P.O. Box 859208
    Banks and Brokers Call Collect:          Braintree, Massachusetts 02185-9208
             (212) 269-5550                   Telephone Number: (800) 219-4218
All Others Call Toll-Free: (800) 859-8509

May 13, 2005

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